Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CISCO SYSTEMS, INC.,

COLUMBUS ACQUISITION CORP.

AND

SCIENTIFIC-ATLANTA, INC.

November 18, 2005

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2.18	Material Contracts	30

2.19	Export Control Laws	32

2.20	Fairness Opinion	33

2.21	Information Supplied	33

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB	33

3.1	Organization, Standing and Power	33

3.2	Authority; Noncontravention	33

3.3	No Prior Sub Operations	34

3.4	Stock Ownership	34

3.5	Capital Resources	34

3.6	Information Supplied	34

ARTICLE IV	CONDUCT PRIOR TO THE EFFECTIVE TIME	35

4.1	Conduct of Business of the Company and Subsidiaries	35

4.2	Restrictions on Conduct of Business of the Company and Subsidiaries	35

ARTICLE V	ADDITIONAL AGREEMENTS	40

5.1	Proxy Statement	40

5.2	Meeting of Shareholders; Board Recommendation	41

5.3	No Solicitation; Acquisition Proposals	41

5.4	Access to Information	44

5.5	Confidentiality; Public Disclosure	45

5.6	Regulatory Approvals	45

5.7	Reasonable Efforts	47

5.8	Third Party Consents; Notices	47

5.9	Notice of Certain Matters	47

5.10	Employees	48

5.11	Assumption of Options and Certain Other Matters	48

5.12	Spreadsheet	49

5.13	Indemnification	50

5.14	Section 16 Matters	50

5.15	Rights Agreement	51

5.16	Takeover Statutes	51

5.17	Certificates	51

5.18	Directors and Officers Resignations	51

ARTICLE VI	CONDITIONS TO THE MERGER	51

6.1	Conditions to Obligations of Each Party to Effect the Merger	51

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6.2	Additional Conditions to Obligations of the Company	52

6.3	Additional Conditions to the Obligations of Parent and Sub	53

ARTICLE VII	TERMINATION, AMENDMENT AND WAIVER	54

7.1	Termination	54

7.2	Effect of Termination	56

7.3	Expenses and Termination Fees	56

7.4	Amendment	57

7.5	Extension; Waiver	57

ARTICLE VIII	GENERAL PROVISIONS	57

8.1	Non-Survival of Representations and Warranties	57

8.2	Notices	57

8.3	Interpretation	58

8.4	Counterparts	59

8.5	Entire Agreement; Parties in Interest	59

8.6	Assignment	59

8.7	Severability	59

8.8	Remedies Cumulative; Specific Performance	59

8.9	Governing Law	60

8.10	Rules of Construction	60

8.11	Waiver of Jury Trial	60

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EXHIBITS

Exhibit A	-	Form of Voting Agreement

Exhibit B	-	Form of Certificate of Merger

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 18, 2005, by and among Cisco Systems, Inc., a California corporation (“Parent”), Columbus Acquisition Corp., a Georgia corporation and wholly owned subsidiary of Parent (“Sub”), and Scientific-Atlanta, Inc., a Georgia corporation (the “Company”).

RECITALS

A. The Boards of Directors of the Company, Parent and Sub have determined that it is advisable and in the best interests of the shareholders of their respective companies that Sub merge with and into the Company (the “Merger”), with the Company to survive the Merger and to become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved and declared advisable the Merger, this Agreement and the other transactions contemplated by this Agreement.

B. The Company, Sub and Parent desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

C. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain shareholders of the Company are entering into voting agreements and irrevocable proxies in substantially the form attached hereto as Exhibit A (the “Voting Agreements”).

D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, certain employees of the Company are entering into employment agreements, and related non-competition agreements (the “Employment-Related Agreements”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below.

“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Business Day” shall mean a day (A) other than Saturday or Sunday, and (B) on which commercial banks are open for business in San Francisco, California.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Board” shall mean the Board of Directors of the Company.

“Company ESPP” shall mean the Company’s 1998 Employee Stock Purchase Plan.

“Company Common Stock” shall mean the common stock, par value $0.50 per share, of the Company, including the associated Rights (as defined in that certain Rights Agreement (the “Rights Agreement”) dated as of February 23, 1997 between the Company and The Bank of New York, as amended).

“Company Options” shall mean options to purchase shares of Company Common Stock.

“Company Option Plans” shall mean each compensatory stock option plan, program, agreement or arrangement of the Company, collectively, including the Company’s 1992 Employee Stock Option Plan, 1996 Employee Stock Option Plan, 1994 Long-Term Incentive Plan, 2003 Long-Term Incentive Plan, Amended and Restated Non-Employee Directors Stock Option Plan, and the 2005 Equity Plan for Non-Employee Directors.

“Convertible Securities” shall mean any options, warrants, rights, notes, bonds, debts or other securities which are convertible into, or exchangeable or exercisable for, shares of capital stock of the Company.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, which, in each case, is legally binding upon the Company or on any of its Subsidiaries, or on Parent or any of its Subsidiaries, as the case may be.

“Debt” shall mean the outstanding amount of (A) indebtedness for borrowed money, (B) indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security, and (C) guarantees of the Company or any of its Subsidiaries with respect to any indebtedness or obligation of a type described in clauses (A) or (B) above of any Person.

“Dissenting Shares” shall mean any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which dissenters’ rights shall have been perfected in accordance with Georgia Law in connection with the Merger.

“Encumbrance” means, with respect to any asset or security, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, charge, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset or security (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset, (iv) the transfer of any attribute of ownership of any asset or (v) the operation of any asset in the conduct of the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted by it (without regard to the Merger)).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“401(k) Plan” means the Voluntary Employee Retirement and Investment Plan of the Company.

“GAAP” shall mean United States generally accepted accounting principles.

“Georgia Law” shall mean the Georgia Business Corporation Code, as amended.

“Governmental Entity” shall mean the European Union (and each of the governmental authorities exercising regulatory, Taxing or other governmental authority thereunder) and any national, state, municipal, local or foreign government, any court, tribunal, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental authority.

“Group” shall have the definition ascribed to such term under Section 13(d) of the Exchange Act.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Legal Requirements” means with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, ordinance, code, permit, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, binding awards of a court or arbitrator, judgments and decrees applicable to such Person or its Subsidiaries, their business or any of their respective assets or properties.

“Material Adverse Effect” with respect to any entity means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or is reasonably likely to, (i) be or become materially adverse in relation to the condition (financial or otherwise), properties, assets (including intangible assets), business, operations or results of operations of such entity and its Subsidiaries, taken as a whole, or (ii) materially impede or delay such entity’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements, except to the extent that any such Effect is proximately caused by one or more of the following: (A) changes or conditions affecting the economy in general or changes in regulatory conditions generally (provided, in each such case, that such changes or conditions do not affect such entity disproportionately as compared to such entity’s competitors), (B) general changes in the industry in which the entity or its Subsidiaries operates (provided that such changes do not affect such entity or its Subsidiaries disproportionately as compared to such entity’s competitors), and (C) any delay in the pacing of customer purchases from such entity directly resulting from the announcement and pendency of the Merger. Changes in the trading volume or trading prices of such entity’s capital stock shall not be deemed to constitute a Material Adverse Effect in and of themselves; provided further, that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes.

“NYSE” means the New York Stock Exchange.

“Option Exchange Ratio” shall mean the quotient obtained by dividing the Per-Share Cash Amount by the Parent Stock Price.

“Parent Common Stock” shall mean the common stock, par value $0.001 per share, of Parent.

“Parent Stock Price” shall mean the average of each trading day’s volume-weighted average sales price for a share of Parent Common Stock as quoted on the Nasdaq Stock Market for the ten consecutive trading days ending with the third trading day that precedes the Closing Date (as defined in Section 1.3).

“Per-Share Cash Amount” shall mean $43.00 per share of Company Common Stock.

“Permitted Dividends” means quarterly cash dividends declared by the Company Board and permitted by applicable Legal Requirements in respect of the Company Common Stock in an amount not to exceed $0.01 per share of Company Common Stock during the period from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time.

“Person” shall mean any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

“Repurchase Rights” shall mean outstanding rights to repurchase unvested shares of Company Common Stock that are held by the Company or similar restrictions in the Company’s favor with respect to shares of Company Common Stock.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Subsidiary” shall mean, with respect to an entity, any Person of which such entity, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” shall mean any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

1.2 The Merger. At the Effective Time (as defined in Section 1.4), on the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger in substantially the form attached hereto as Exhibit B (the “Certificate of Merger”) and the applicable provisions of Georgia Law, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.3 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at a time and date to be specified by the parties which will be no later than the second Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI or at such other time as the parties hereto agree in writing. The Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, or at such other location as the parties hereto agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date.”

1.4 Effective Time. At the Closing, after the satisfaction or waiver in writing of each of the conditions set forth in Article VI, Sub and the Company shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Georgia, in accordance with the relevant provisions of Georgia Law (the time of acceptance by the Secretary of State of the State of Georgia of such filing or such later time as may be agreed to by Parent and the Company and specified in the Certificate of Merger being referred to herein as the “Effective Time”).

1.5 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Georgia Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become debts, liabilities and duties of the Surviving Corporation.

1.6 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Georgia Law and such Articles of Incorporation; provided, however, that Article I of the Articles of Incorporation of the Surviving Corporation will be amended as of the Effective Time to read: “The name of the corporation is Scientific-Atlanta, Inc.”

(b) At the Effective Time, the Bylaws of Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by Georgia Law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

1.7 Directors and Officers. At the Effective Time, the directors and officers of Sub, as constituted immediately prior to the Effective Time, shall be the directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

1.8 Effect on Capital Stock.

(a) On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Common Stock:

(i) At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares canceled pursuant to Section 1.8(b)) shall be converted into the right to receive, subject to and in accordance with Section 1.10(c), an amount of cash equal to the Per-Share Cash Amount, without interest. As of the Effective Time, all such shares of Company Common Stock (other than Dissenting Shares and shares canceled pursuant to Section 1.8(b)) shall automatically be cancelled and no longer deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the Per-Share Cash Amount, without interest, upon surrender of Certificates (as defined in Section 1.10) in accordance with Section 1.10.

(ii) At the Effective Time, each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole shareholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

(b) Cancellation of Company Common Stock Owned by the Company and Parent. At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time, and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or Parent immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof.

(c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Stock or Parent Common Stock occurring after the date of this Agreement and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(d) Dissenters’ Rights. Notwithstanding anything to the contrary contained herein and except as provided in this Section 1.8(d), no Dissenting Share shall be converted into the right to receive the Per-Share Cash Amount but shall instead be converted into the right to receive such consideration as may be due with respect to such Dissenting Shares pursuant to Georgia Law. Each holder of Dissenting Shares who, pursuant to the provisions of Georgia Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Article 13 of Georgia Law (but only after the value of such Dissenting Shares shall have been agreed upon or finally determined pursuant to the provisions of Georgia Law). The Company shall give Parent (i) prompt notice of any such demands received by the Company, withdrawals of such demands, and any other instruments served pursuant to Georgia Law and received by the Company, and (ii) the right to direct all negotiations and proceedings with respect to such demands under Georgia Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. If, after the Effective Time, any Dissenting Shares lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the Per-Share Cash Amount without interest pursuant to Section 1.8(a) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times, following the satisfaction of the applicable conditions, in each case as set forth in Section 1.10(c), the amount of cash to which such holder would be entitled in respect thereof under Section 1.8(a) as if such shares never had been Dissenting Shares (and all such cash shall be deemed for all purposes of this Agreement to have become deliverable to such holder pursuant to Section 1.8(a)).

1.9 Company Options.

(a) Company Options. At the Effective Time, all Company Options then outstanding under each Company Option Plan shall be assumed by Parent in accordance with Section 5.11.

(b) Reserved but Unissued Shares. At the Effective Time, all shares of Company Common Stock then reserved under the Specified Target Plan shall be assumed by Parent in accordance with Section 5.11.

1.10 Surrender of Certificates.

(a) Exchange Agent. Parent’s transfer agent, EquiServe Trust Company N.A., shall act as exchange agent (the “Exchange Agent”) in the Merger.

(b) Parent to Deposit Cash. Promptly following the Effective Time, Parent shall, or shall cause a direct or indirect Subsidiary of Parent, to deliver to the Exchange Agent for exchange in accordance with this Article I the cash payable pursuant to Section 1.8(a).

(c) Exchange Procedures. Promptly following the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates (“Certificates”) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, (i) a letter of transmittal (that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall contain such other customary provisions as Parent may reasonably specify), and (ii) instructions for use of such letter of transmittal in effecting surrender of Certificates in exchange for the cash payable pursuant to Section 1.8(a). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of such Certificate shall be entitled to receive in exchange therefor a check for the cash amount that such holder has the right to receive pursuant to Section 1.8(a) in respect of such Certificate, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the Per Share Cash Amount pursuant to Section 1.8(a) for each share of Company Common Stock to which such certificate relates.

(d) No Interest. No interest will be paid or accrued on any cash payable pursuant to Section 1.8(a) or Section 1.9(a).

(e) Transfers of Ownership. If any cash amount payable pursuant to Section 1.8(a) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.10, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Unclaimed Cash. Any portion of funds held by the Exchange Agent which have not been delivered to any holders of Certificates pursuant to this Article I within six months after the Effective Time shall promptly be paid to Parent, and thereafter each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.10(c) shall look only to Parent (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable to such holder pursuant to Section 1.8(a). Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the consideration payable pursuant to Section 1.8(a) in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable Legal Requirements, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

1.11 No Further Ownership Rights in Company Common Stock. All cash paid or payable following the surrender for exchange of shares of Company Common Stock in accordance with the terms of this Agreement shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Company of shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for any reason, such Certificate shall be canceled and exchanged as provided in this Article I.

1.12 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the record holder thereof, the Exchange Agent shall issue in exchange for such Certificate the cash payable pursuant to Section 1.8(a) in respect of such Certificate; provided, however, that Parent or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the exchange thereof, require the record holder of such Certificate to deliver a bond in such sum as Parent or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents with respect to such Certificate.

1.13 Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, the shares deliverable upon exercise of Company Options assumed by Parent pursuant to this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any holder of any shares of Company Common Stock, any Company Options or any Certificates such amounts as the Surviving Corporation, Parent or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code, any provision of state, local, provincial or foreign Tax law, or pursuant to other applicable judgments, decrees, injunctions or orders. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

1.14 Tax Consequences. Parent makes no representations or warranties to the Company regarding the Tax treatment of the Merger, or any Tax consequences to the Company of this Agreement, the Merger, or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company is relying solely on its own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in the disclosure letter of the Company delivered to Parent and Sub concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) (each of which exceptions, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and to the extent the relevance of such disclosure to other representations and warranties is clearly apparent from the actual text of the disclosed exception)), the Company represents and warrants to Parent and Sub as follows:

2.1 Organization, Standing and Power; Subsidiaries.

(a) Each of the Company and each of its Subsidiaries listed in Schedule 2.1(a) to the Company Disclosure Letter (each, a “Scheduled Subsidiary”) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate or other similar power and authority to own its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted (without regard to the Merger) and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified and in good standing, individually or in the aggregate, would not have a Material Adverse Effect on the Company. The Company has made available to Parent a true, correct and complete copy of the Articles of Incorporation and Bylaws or other equivalent organizational documents, as applicable, of the Company and each Scheduled Subsidiary, in each case as amended and in effect on the date hereof. Neither the Company nor any Scheduled Subsidiary is in material violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

(b) All of the issued and outstanding shares of capital stock of each Scheduled Subsidiary are duly authorized, validly issued, fully paid and nonassessable, are owned by the Company free and clear of all Encumbrances (other than liens, charges and encumbrances for current taxes not yet due and payable), and are not subject to any preemptive right or right of first refusal created by statute, the articles of incorporation and bylaws or other equivalent organizational documents, as applicable, of such Subsidiary or any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any such Subsidiary, or otherwise obligating the Company or any of its Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities. Schedule 2.1(b) to the Company Disclosure Letter sets forth a true, correct and complete list of each of the Subsidiaries of the Company. Other than the Subsidiaries of the Company listed on Schedule 2.1(b), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person.

(c) The Company has made available to Parent or its counsel true, correct and complete copies of the minute books containing records of all consents, actions and meetings of the Company Board of directors, committees of the Company Board and shareholders of the Company since June 30, 2003 and the charters of all committees of the Company Board, all codes of conduct, whistleblower policies, disclosure committee policies or similar policies adopted by the Company Board.

2.2 Capital Structure.

(a) The authorized capital stock of the Company consists solely of (i) 350,000,000 shares of Company Common Stock, and (ii) 50,000,000 shares of preferred stock, $0.50 par value per share (“Company Preferred Stock”). A total of 153,693,505 shares of Company Common Stock are issued and outstanding as of November 15, 2005. No shares of Company Preferred Stock are issued or outstanding as of the date of this Agreement. The Company holds 11,298,871 shares of Company Common Stock in its treasury as of November 15, 2005. There are no other issued and outstanding shares of capital stock or voting securities of the Company and no outstanding commitments to issue any shares of capital stock or voting securities of the Company, other than (A) pursuant to the exercise of Company Options outstanding as of the date of this Agreement under the Company Option Plans, (B) pursuant to the Company ESPP, (C) pursuant to the Rights Agreement, (D) pursuant to Deferred Compensation Plan for Non-Employee Directors, and (E) pursuant to the Company’s mandatory matching obligations under the 401(k) Plan and the contribution of excess accrued vacation time of employees to the 401(k) Plan in each case in the form of shares of the Company Common Stock in a manner consistent with the current terms of the 401(k) Plan (the “401(k) Plan Shares”). As of November 15, 2005, the Company has reserved 8,800,000 shares of Company Common Stock for option issuances to employees, non-employee directors and consultants pursuant to the 2003 Long Term Incentive Plan and the 2005 Equity Plan of Non-Employee Directors (collectively, the “Current Plans”). As of November 15, 2005, no shares have been issued pursuant to option exercises or direct stock purchases under the Current Plans. As of November 15, 2005, 21,528,119 shares are subject to outstanding and unexercised Company Options under the Company Option Plans, which include the 1992 Employee Stock Option Plan, the 1994 Long-Term Incentive Plan, the 1996 Employee Stock Option Plan and the Amended and Restated Non-Employee Directors Stock Option Plan (collectively, the “Sunset Plans”) in addition to the Current Plans. Of the 21,528,119 shares subject to outstanding and unexercised Company Options under the Company Option Plans, 1,501,770 shares are subject to outstanding and unexercised Company Options under the Current Plans and 20,026,349 shares are subject to outstanding and unexercised Company Options under the Sunset Plans. As of November 15, 2005, the Company has reserved 2,000,000 shares of Company Common Stock for issuance to employees pursuant to the Company ESPP, of which 417,707 shares have been issued and 1,582,293 shares remain available for issuance thereunder. As of November 15, 2005, the Company has reserved 750,000 shares of Company Common Stock for issuance to non-employee directors under the Deferred Compensation Plan of Non-Employee Directors, of which (i) 35,245 shares have been issued, (ii) 75,435 shares have been accumulated in the aggregate in the stock sub-accounts of non-employee directors under such plan, which shares will be issued in the future in accordance with the participants’ deferred compensation elections, and (iii) 639,320 shares remain available for issuance under such plan in accordance with future non-employee director compensation elections. 350,000 shares of the Company Preferred Stock have been designated and reserved for issuance under the Rights Agreement. Except for (i) the Company’s right to repurchase any unvested shares of Company Common Stock under the Company Option Plans, (ii) Company Options listed on the schedule delivered to Parent pursuant to Section 2.2(c), (iii) the Rights under the Rights Agreement, (iv) pursuant to the Company ESPP, (v) pursuant to the Deferred Compensation Plan for Non-Employee Directors, and (vi) the 401(k) Plan Shares, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to grant, issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any capital stock of the Company or any Convertible Securities of the Company.

(b) Between November 15, 2005 and the date of this Agreement, the Company has not issued any Company Common Stock or other securities (including any Convertible Security) other than pursuant to the exercise of Company Options outstanding as of November 15, 2005. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of all Encumbrances, preemptive rights, rights of first refusal and “put” or “call” rights created by statute, the Articles of Incorporation or Bylaws of the Company. Except as expressly provided for in this Agreement, there are no Contracts relating to voting, purchase or sale of any Company Common Stock (i) between or among the Company and any of its shareholders and/or holders of its Convertible Securities, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Company’s knowledge, between or among any of the Company’s shareholders and/or holders of convertible securities. There are no issued and outstanding shares of Company Common Stock that are subject to Repurchase Rights. All issued and outstanding shares of Company Common Stock and all outstanding Company Options were issued in material compliance with all applicable Legal Requirements, including federal and state securities laws and all requirements set forth in applicable Contracts governing the issuance of such shares of Company Common Stock and such Company Options. There is no liability for dividends accrued and unpaid by the Company or any of its Subsidiaries (other than for dividend equivalents accrued under the Deferred Compensation Plan for Non-Employee Directors of the Company). All shares that may be issued upon the exercise of Company Options will, when issued, be validly issued in material compliance with all applicable Legal Requirements, including federal and state securities laws and all requirements set forth in applicable Contracts governing the issuance of such Company Options. The Company is not under any obligation to register under the Securities Act any of the presently outstanding securities of the Company or any of its Subsidiaries now outstanding or that may be subsequently issued.

(c) The Company has granted no Company Options outside the Company Option Plans. Concurrently with the execution of this Agreement, the Company has delivered to Parent a schedule which sets forth a true, correct and complete list of all holders of outstanding Company Options, including the number of shares of Company Common Stock subject to each such option, the date of grant, the exercise or vesting schedule, the extent exercisable or issued as of November 15, 2005, and the exercise price per share. No Company Option is intended to qualify as an incentive stock option under Section 422 of the Code.

(d) Schedule 2.2(d) to the Company Disclosure Letter accurately lists all items of Debt of the Company and its Subsidiaries involving an amount of $1,000,000 or more, including, for each item of Debt, the agreement governing the Debt and the interest rate, maturity date and any assets or properties securing such Debt.

(e) The terms of each of the Company Option Plans and the applicable stock option agreements permit the assumption by Parent of all outstanding Company Options, whether vested or unvested, as provided in this Agreement, without the consent or approval of the holders of such securities, the Company shareholders, or otherwise. All Company Options outstanding as of the date hereof will accelerate in full not later than consummation of the Merger. True, correct and complete copies of each of the Company Option Plans and the standard form of all agreements and instruments relating to or issued under each Company Option Plan and all agreements and instruments relating to or issued under the Company Option Plans or Company Options that differ in any material respect from such standard form agreements have been made available to Parent, and such agreements and instruments have not been amended, modified or supplemented in any material respect since being made available to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those made available to Parent.

2.3 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the Company Shareholder Approval (as defined below), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and, subject to the Company Shareholder Approval, the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery thereof by each of the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the full Company Board, has (i) adopted this Agreement, (ii) determined that this Agreement and the terms and conditions of the Merger and this Agreement are fair to, advisable and in the best interests of the Company and its shareholders, and (iii) directed that the approval of this Agreement be submitted to the Company shareholders for consideration and recommended that all of the Company shareholders approve this Agreement. Assuming the accuracy of Parent’s representations and warranties in Section 3.4 of this Agreement, the affirmative vote of the holders of a majority of all shares of the Company Common Stock issued and outstanding on the record date set for the meeting of the Company’s shareholders to adopt this Agreement and the Merger (such approval, the “Company Shareholder Approval,” and such shareholders’ meeting, the “Company Shareholders Meeting”) is the only vote of the holders of capital stock of the Company necessary to approve this Agreement under applicable Legal Requirements and the Company’s Articles of Incorporation.

(b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any Encumbrance on any of the material properties or assets of the Company or any of its Subsidiaries, or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Articles of Incorporation or Bylaws or other equivalent organizational documents of the Company or any of its Subsidiaries, in each case as amended to date, (B) subject to obtaining the Company Shareholder Approval and compliance with the requirements set forth in Section 2.3(c), any material Legal Requirement applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (C) any Material Contract (as defined in Section 2.18), other than, in the case of (B) and (C) above, such conflicts, violations, defaults, Encumbrances, terminations, cancellations, accelerations, losses, consents, approvals or waivers as would not be material to the Company and its Subsidiaries, taken as a whole.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.4, (ii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Law (as defined in Section 5.6), (iii) any filings required to be made with the NYSE, (iv) the filing with the SEC of the Proxy Statement (as defined in Section 2.21) and such reports as may be required under the Exchange Act in connection with this Agreement and the transactions contemplated by this Agreement, and (v) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company and its Subsidiaries, taken as a whole, and would not prevent, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

(d) The Company Board has taken all necessary action to render the Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, and neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby will result in the occurrence of a “Distribution Date” (as defined in the Rights Agreement) or otherwise cause the Rights to become exercisable by the holders thereof. Assuming the accuracy of Parent’s representations and warranties in Section 3.4 of this Agreement, the approval of this Agreement by the Company Board referred to in Section 2.3(a) constitutes all approvals that are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby the provisions of Section 14-2-1111 and Section 14-2-1132 of Georgia Law and represent the only actions necessary to ensure that Section 14-2-1111 and Section 14-2-1132 of Georgia Law do not and will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger. No other state takeover or similar statute or regulation is applicable to this Agreement, the Merger or the other transactions contemplated hereby that would interfere with Parent’s consummation of the transactions contemplated by this Agreement.

2.4 SEC Filings; Company Financial Statements.

(a) The Company has filed on a timely basis all forms, statements, schedules, reports and documents (including items incorporated by reference) required to be filed by the Company with the SEC since July 1, 2002. All such required forms, statements, schedules, reports and documents (including those that the Company may file subsequent to the date of this Agreement) are referred to herein as the “Company SEC Reports.” As of their respective filing dates, the Company SEC Reports (i) complied in all material respects with, to the extent in effect at the time of filing with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected prior to the date of this Agreement by a subsequently filed Company SEC Report. None of the Subsidiaries is subject to reporting requirements pursuant to the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Financial Statements”), , (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act), and (iii) fairly presented in all material respects the consolidated financial position of Company and its Subsidiaries as of the respective dates thereof and the consolidated results of Company’s and its Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of the Company as of July 1, 2005 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Financial Statements, since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred, created, assumed or become subject to any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet of the Company prepared in accordance with GAAP applied on a consistent basis which are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole, except for: (i) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practices, (ii) those set forth or adequately provided for in the Company Balance Sheet, and (iii) the fees and expenses of investment bankers, attorneys, consultants and accountants incurred in connection with this Agreement. Except as reflected in the Financial Statements, neither the Company nor any of its Subsidiaries is a party to any material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”)). The Financial Statements comply in all material respects with the American Institute of Certified Public Accountants’ Statement of Position 97-2 for the products covered by such standard. The Company has not had any material dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year that is currently outstanding or that resulted in a passed adjustment to, or any restatement of, the Financial Statements.

(c) No investigation by the SEC with respect to the Company or any of its Subsidiaries is, to the knowledge of the Company, pending or threatened.

(d) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the “principal executive officer” and the “principal financial officer” of the Company required by Section 302 of the Sarbanes-Oxley Act of 2002 (“SOXA”) with respect to such reports. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of SOXA and the rules and regulations promulgated thereunder with respect to the Company SEC Reports and the statements contained in such certifications are true and accurate in all material respects as of the date hereof. The Company has prepared a plan that complies with the requirements of Section 404 of SOXA and a copy of such plan has been provided to Parent. There are no “significant deficiencies” or “material weaknesses” (as defined by SOXA) in the design or operation of the Company’s internal controls and procedures which could adversely affect the Company’s ability to record, process, summarize and report financial data. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K for senior financial, accounting and compliance officers and those performing similar functions. The Company has disclosed any violation or waiver of such code of ethics, as required by Section 406(b) of SOXA. To the Company’s knowledge, there is no fraud or any material violation of the Company’s code of ethics that involves management or other employees who have a significant role in the Company’s internal controls and procedures.

(e) The audit committee of the Company Board includes an “audit committee financial expert,” as defined by Item 401(h)(2) of Regulation S-K. To the Company’s

knowledge, Ernst & Young LLP, which has expressed its opinion with respect to the financial statements of the Company and its Subsidiaries as of June 28, 2002, June 27, 2003, July 2, 2004 and July 1, 2005 and for each of the fiscal years in the four-year period ended July 1, 2005 included in the Company SEC Reports (including the related notes), is “independent” with respect to the Company and its Subsidiaries within the meaning of Regulation S-X since June 28, 2002. The Company has made such disclosure of non-audit services performed by Ernst & Young LLP in its proxy statements with respect to its annual meetings of shareholders as is required under the rules and regulations of the SEC and all such non-audit services have been approved in accordance with the pre-approval processes of the audit committee of the Company Board.

(f) Since July 1, 2004, neither the Company nor any of its Subsidiaries nor, to Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding improper, wrongful or fraudulent accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls or any material inaccuracy in the Company’s financial statements. Since July 1, 2002 no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Board of Directors of the Company or any committee thereof or to any director or officer of Company evidence of a material violation of securities laws, breach of fiduciary duty or a material violation of any Legal Requirement by the Company or any of its officers, directors, employees or agents, acting in the course of performance of their duties on behalf of the Company, that would, or would be reasonably likely to, result in a material liability, or be otherwise material to, the Company and its Subsidiaries, taken as a whole.

(g) The Company is in material compliance with the applicable criteria for continuation of the listing of the Company Common Stock on the NYSE, including all applicable corporate governance rules and regulations.

2.5 Absence of Certain Changes. Since the Company Balance Sheet Date, each of the Company and its Subsidiaries has conducted its business only in the ordinary course consistent with past practice and (i) there has not occurred a Material Adverse Effect on the Company, (ii) neither the Company nor any of its Subsidiaries has made or entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any material Intellectual Property right or other material asset of the Company or any of its Subsidiaries (other than the sale or nonexclusive license of products in the ordinary course of business consistent with past practices), (iii) there has not occurred any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any of its Subsidiaries or any revaluation by the Company of any of its or any of its Subsidiaries’ assets, except as required by concurrent changes in GAAP, (iv) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company other than a Permitted Dividend, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, other than repurchases of stock in accordance with the Company Option Plans in connection with the termination of employees or other service providers, (v) there has not occurred any increase in the compensation payable or to become payable by the Company or any of its Subsidiaries to any of its directors, officers, employees or consultants, or any material modification of the plans of the Company governing compensation or employee benefits (other than increases in the ordinary course of business in the base salaries of employees who are not at or above the “E” grade level of the Company or its Subsidiaries in an amount that does not exceed 10% of such base salaries and other than modifications to plans required by applicable Legal Requirements) or any new loans or extension of existing loans to any such Persons (excluding routine advances of expenses to employees in the ordinary course of business in connection with the performance of their duties), and neither the Company nor any of its Subsidiaries has entered into any Contract to grant or provide (nor has granted any) severance (exclusive of severance paid to individuals who are not at or above the “E” grade level of the Company or its Subsidiaries in accordance with the employee severance policy of the Company in the ordinary course of business) or acceleration of vesting of any benefits to any such Persons, (vi) there has not occurred the execution of any employment agreements or service Contracts with any employee at the “E” grade level or above (other than employment offer letters for newly-hired employees and service Contracts, in each case in the ordinary course of business and that are, in the case of employees located in the U.S., immediately terminable by the Company without cost or liability) or the extension of the term of any existing employment agreement or service Contract with any Person in the employ or service of the Company or any of its Subsidiaries, (vii) neither the Company nor any of its Subsidiaries has incurred, created or assumed any material Encumbrance (other than Permitted Encumbrances) or any material liability or obligation as guaranty or surety with respect to the obligations of others, (viii) neither the Company nor any of its Subsidiaries has made any material change in the manner in which it extends discounts, credits or warranties to customers or made any material accommodation or other material concession made other than in the ordinary course of business, consistent with past practice, (ix) there has been no damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company or any of its Subsidiaries that is, or is reasonably likely to be, material to the business of the Company and its Subsidiaries, taken as a whole, (x) neither the Company nor any of its Subsidiaries has commenced or settled any material litigation, and (xi) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (i) through (x).

2.6 Litigation. There is no private or governmental action, suit, proceeding, claim, mediation or arbitration pending before any Governmental Entity or arbitrator against, nor to the Company’s knowledge, any investigation by any Governmental Entity of, the Company or any of its Subsidiaries or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries) that is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, no such action, suit, proceeding, claim, arbitration or investigation is threatened. There is no judgment, decree, injunction, award or order against the Company or any of its Subsidiaries, any of their respective assets or properties, or, to the knowledge of the Company and its Subsidiaries, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries) that is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any action, suit, proceeding, claim, mediation or arbitration pending against any other Person with respect to any material Company-Owned IP Rights (other than a counter-claim in any litigation disclosed as an exception to the representations contained in the first sentence of this Section 2.6) or with respect to any other material claim. There has not been since January 1, 2003, nor are there currently material internal investigations being conducted by the Company Board (or any committee thereof), any compliance officer of the Company or any auditor or legal counsel at the request of any of the foregoing concerning any alleged improper, wrongful or fraudulent financial, accounting, or tax matter or practice, or any conflict of interest, illegal activity, fraudulent or deceptive conduct or other malfeasance issues.

2.7 Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or could reasonably be expected to have, or any proceeding pending against the Company or any of its Subsidiaries that, if determined adversely to the Company or any of its Subsidiaries, could reasonably be expected to have, the effect of prohibiting or materially impairing any (i) current or currently proposed as of the date hereof future business practice (including the use, transfer or licensing of material Company-Owned IP Rights or

Company Products) of the Company or any of its Subsidiaries (without regard to the Merger), (ii) any material acquisition of property by the Company or any of its Subsidiaries, or (iii) the conduct of business by the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted by the Company or any of its Subsidiaries.

2.8 Compliance with Laws; Governmental Permits.

(a) Each of the Company and each of its Subsidiaries has complied in all respects with, is not in violation of, and has not received any written notices, or to the knowledge of the Company, oral notice, of violation (which remain uncured or are pending) with respect to, any Legal Requirement with respect to the conduct of its business, or the ownership or operation of its business, except as would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries, nor any director, officer, or any Affiliate or employee thereof, has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

(b) Each of the Company and each of its Subsidiaries has obtained each consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any of its Subsidiaries currently operates or holds any interest in any of its material assets or properties, or (ii) that is required for the operation of the Company’s or any of its Subsidiaries’ business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”) except for any failure to hold a Company Authorization that would not be material to the Company and its Subsidiaries, taken as a whole, and all of the Company Authorizations are in full force and effect except as would not be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Authorizations. Neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral notice from any Governmental Entity regarding (i) any actual or alleged violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization, or (ii) any actual or threatened revocation, withdrawal, suspension, cancellation, termination or adverse modification of any Company Authorization, in each case, which remains uncured or is pending. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement except to the extent that such termination or impairment would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction that materially and adversely affects its business or the ownership or use of its assets or properties.

2.9 Title to Property and Assets.

(a) Each of the Company and each of its Subsidiaries has good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice) (provided that the foregoing representation shall not be applicable to any Company-Owned IP Rights which shall be governed by the representations and warranties set forth in Section 2.10 of this Agreement), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets, in each case, free and clear of all Encumbrances, except (i) liens for Taxes or other impositions imposed by any Governmental Entity not yet due and payable or being contested in good faith, provided adequate reserves (based on good faith estimates of management) have been set aside for payment thereof, (ii) statutory liens which are incurred in the ordinary course of business for sums which are not yet due and payable or being contested in good faith, provided adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (iii) liens arising in the ordinary course of business and securing obligations not yet due and payable, (iv) easements, rights-of-way, restrictions and other similar charges or non-monetary Encumbrances which do not materially or adversely impair the current use, occupancy or business operations of such properties, (v) Encumbrances arising under any lease, sublease or other occupancy agreement of any property, (vi) liens securing indebtedness that are reflected on the Company Balance Sheet, or (vii) Encumbrances that would not be material to the Company and its Subsidiaries, taken as a whole (collectively, “Permitted Encumbrances”).

(b) Schedule 2.9 to the Company Disclosure Letter is a complete and correct list of (i) all real property and interests in real property owned by the Company or any of its Subsidiaries (each such property or interest, an “Owned Real Property”), and (ii) all material real property and interests in real property leased or licensed by the Company or any of its Subsidiaries (each such property or interest, a “Leased Real Property”). With respect to Owned Real Property, (A) the Company or its Subsidiary, as applicable, has good and marketable fee simple title, free and clear of all Encumbrances other than Permitted Encumbrances, (B) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any other Person the right to use or occupy such Owned Real Property or any portion thereof, (C) there are no outstanding options, rights of first offer or rights of first refusal to purchase any such Owned Real Property or any portion thereof or interest therein, and (D) there is no condemnation or other proceeding in eminent domain pending or, to the Company’s knowledge, threatened, affecting such Owned Real Property or any portion thereof or interest therein. With respect to Leased Real Property, neither the Company nor any of its Subsidiaries has (x) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, or (y) collaterally assigned or granted any other security interest in any such leasehold estate or any interest therein. The Company has heretofore made available to Parent true, correct and complete copies of all leases, subleases and other Contracts under which the Company and/or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any Leased Real Property, including all modifications, amendments and supplements thereto.

(c) The plant, property and equipment of each of the Company and each of its Subsidiaries that are used in the operations of their respective businesses are (i) suitable for the uses to which they are currently employed, (ii) regularly and properly maintained, (iii) not in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, and (iv) to the knowledge of the Company and each of its Subsidiaries, free from any material defects.

2.10 Intellectual Property.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Intellectual Property” means any and all worldwide industrial and intellectual property rights, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all rights in inventions (whether patentable or not), invention disclosures, improvements, trade secrets, all rights in proprietary information, know how, technical data, proprietary processes and formulae, algorithms, and specifications, all rights in industrial designs and any registrations and applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all rights in computer software, including all rights in source code, object code, firmware, development tools, files, records and data, all rights in schematics, netlists, test methodologies, test vectors, emulation and simulation tools, reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all rights in databases and data collections and all intellectual property rights therein, all moral rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

(ii) “Company IP Rights” means (A) any and all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries; and (B) any and all other Intellectual Property owned by the Company and its Subsidiaries.

(iii) “Company-Owned IP Rights” means Company IP Rights that are owned or are purportedly owned by the Company or any of its Subsidiaries.

(iv) “Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names; and (D) registered copyrights and applications for copyright registration owned by, or currently registered or filed in the name of, the Company or any of its Subsidiaries.

(v) “Third Party Intellectual Property Rights” means any Intellectual Property owned by a third party.

(vi) “Company Products” means all products, systems or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any of its Subsidiaries.

(vii) “Company Source Code” means, collectively, any material software source code, or any material proprietary information or algorithm contained in or relating to any material software source code included in any Company-Owned IP Rights.

(b) The Company and its Subsidiaries (i) own or (ii) have the valid right or license to all material Company IP Rights. The Company IP Rights are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has transferred ownership of any Intellectual Property that is, or was in the past seven (7) years, material Company-Owned IP Rights and that is included in a currently shipping material Company Product, to any third party.

(d) The Company and its Subsidiaries own and have good and exclusive title to each material item of Company-Owned IP Rights and each material item of Company Registered Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances). The Company or a Subsidiary of the Company has not created any Encumbrances (excluding restrictions or other obligations contained in the applicable license agreements with third parties and Permitted Encumbrances and any sublicenses granted by the Company or any of its Subsidiaries) in the Company or

a Company Subsidiary’s license rights under any Contract for the license of Third Party Intellectual Property Rights.

(e) Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Company-Owned IP Right, or materially impair the right of the Company, any of its Subsidiaries or Parent to use, possess, sell or license any material Company-Owned IP Right.

(f) Schedule 2.10(f) to the Company Disclosure Letter lists all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed.

(g) Each material item of Company Registered Intellectual Property is subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such material Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such material Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such material Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein.

(h) There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries in any material amount to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any material Company-Owned IP Rights by the Company or any of its Subsidiaries, provided that the foregoing representation shall not be applicable to claims of infringement of Third Party Intellectual Property Rights.

(i) To the knowledge of the Company, there is no material unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has in the past two (2) years brought any action, suit or proceeding for infringement or misappropriation of any Company-Owned IP Rights.

(j) Neither the Company nor any of its Subsidiaries has in the past two (2) years prior to the date of this Agreement been sued in any suit, action or proceeding (or in the past two (2) years prior to the date of this Agreement received any written notice thereof) which involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or which contests the validity, ownership or right of the Company or any of its Subsidiaries to exercise any material Intellectual Property right. Neither the Company nor any of its Subsidiaries has received in the past two (2) years prior to the date of this Agreement any written communication that involves an offer to license or grant any other rights or immunities under any third party patent rights in connection with an allegation that the Company or any of its Subsidiaries requires or may require a license to any such patents to conduct the business as currently conducted by the Company and its Subsidiaries.

(k) The operation of the business of the Company and its Subsidiaries as such business is currently conducted by the Company or any of its Subsidiaries, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s or any of its

Subsidiaries’ use of any product, device or process used in the business of the Company or its Subsidiaries as currently conducted by the Company or any of its Subsidiaries, does not infringe or misappropriate the Intellectual Property of any third party and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and, to the knowledge of the Company, as of the date of this Agreement, there is no substantial basis for a claim that the operation of the business of the Company and its Subsidiaries is infringing or has infringed on or misappropriated in the past two (2) years any Intellectual Property of a third party.

(l) Neither the Company nor any of its Subsidiaries has received any opinion of counsel that any Company Product or the operation of the business of the Company or any of its Subsidiaries, as currently conducted by the Company or any of its Subsidiaries, infringes or misappropriates any Third Party Intellectual Property Rights.

(m) At least during the past five years, the Company and each of its Subsidiaries (i) has, and has implemented, a policy of securing from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any material Company-Owned IP Rights and (ii) has implemented a policy of securing from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any material Company-Owned IP Rights, ownership of, all such third party’s Intellectual Property in such contribution that the Company or any of its Subsidiaries does not already own by operation of law.

(n) To the knowledge of the Company, the employment of any employee of the Company or any of its Subsidiaries or the use by the Company or any of its Subsidiaries of the services of any consultant or independent contractor does not subject the Company or any of its Subsidiaries to any material liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any of its Subsidiaries, whether such liability is based on contractual or other legal obligations to such third party.

(o) No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries has any ownership interest in any material Company-Owned IP Rights.

(p) The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all material confidential or non-public information included in the Company IP Rights (“Confidential Information”). Without limiting the foregoing, the Company and each of its Subsidiaries, at least during the past five (5) years, have and have implemented a policy requiring all employees and consultants of the Company and its Subsidiaries having access to material Confidential Information of any of their respective customers or business partners to execute and deliver to the Company an agreement regarding the protection of such Confidential Information or proprietary information (in the case of proprietary information of the Company’s and its Subsidiaries’ customers and business partners, to the extent required by such customers and business partners).

(q) Neither the Company nor any of its Subsidiaries has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company IP Rights or Company Products, (ii) distributed Open Source Materials in conjunction with any Company IP Rights or Company Products, or (iii) used Open Source Materials, in such a way that, with respect to the foregoing (i), (ii), or (iii), creates obligations for the Company or its Subsidiaries with respect to any material Company-Owned IP Rights or grant, or purport to grant, to any third party, any rights or immunities under any material Company-Owned IP Rights (including, but not limited to, using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other material software included in Company-Owned IP Rights incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge). “Open Source Materials” means all software or other material that is distributed as “free software”, “open source software” or under similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License.

(r) Neither the Company or any of its Subsidiaries nor any other Person then acting on their behalf has disclosed to any Person, agreed to disclose to any Person, or permitted the disclosure to any Person of, any Company Source Code (other than to individual consultants or employees having a reasonable need to know for the development or support of Company Products and who are subject to binding confidentiality agreements with the Company or any of its Subsidiaries). No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will result in the disclosure by the Company or any of its Subsidiaries or any Person then acting on their behalf to any Person of any Company Source Code, other than to the Persons described above under the circumstances described above. Schedule 2.10(r) of the Company Disclosure Letter identifies each Contract pursuant to which the Company or any of its Subsidiaries has deposited, or is or may be required to deposit, with an escrowholder or any other Person, any Company Source Code.

(s) Schedule 2.10(s) to the Company Disclosure Letter sets forth all Contracts currently in force under which the Company or any of its Subsidiaries has or is required by a customer of the Company or any of its Subsidiaries to license a second source supplier to manufacture products for such customer which may substitute for Company Products supplied to that customer.

2.11 Environmental Matters.

(a) As used in this Agreement, the following terms shall have the meanings indicated below:

(i) “Environmental and Safety Laws” shall mean any federal, state, local or foreign laws, ordinances, codes, regulations, rules, policies and orders issued, promulgated or entered into by any Governmental Entity that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, or require reporting with respect to, Hazardous Materials or which are intended to assure the safety of employees, workers or other persons, including the public.

(ii) “Hazardous Materials” shall mean any toxic or hazardous substance, chemical, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material defined in or regulated under any Environmental and Safety Laws.

(iii) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating into or through the environment or any natural or man-made structure.

(iv) “Property” shall mean all real property leased or owned by the Company or any of its Subsidiaries either currently or in the past.

(v) “Facilities” shall mean all buildings and improvements on the Property.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor any of its Subsidiaries has received any written notice, or to the Company’s knowledge, verbal notice within the last six (6) years, of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws, (ii) no notices, administrative actions or suits are pending or threatened against the Company or any of its Subsidiaries or any Property relating to an actual or alleged violation of any Environmental and Safety Laws, (iii) neither the Company nor any of its Subsidiaries is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date, (iv) there are not now and have not been while the Company or any of its Subsidiaries have owned, operated, occupied or leased any Property, any Release of any Hazardous Material in, on, under, or affecting any of the Facilities or any Property reasonably likely to result in liability to the Company or any of its Subsidiaries, (v) all Hazardous Materials and wastes have been disposed of by the Company and its Subsidiaries in accordance with Environmental and Safety Laws, (vi) neither the Company nor any of its Subsidiaries is subject to any indemnity obligation or other Contract with any Person relating to material obligations or liabilities under Environmental and Safety Laws, other than customary indemnification provisions contained in real property leases entered into in the ordinary course of business, (vii) to the knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any investigation, suit, claim, action, proceeding or liability against or affecting the Company or any of its Subsidiaries relating to or arising under Environmental and Safety Laws; (viii) there are not now and have not been while the Company or any of its Subsidiaries have owned, operated, occupied or leased any Property, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells, (ix) the Facilities, and the Company’s and each of its Subsidiaries’ uses and activities therein, have at all times complied with all Environmental and Safety Laws, and (x) each of the Company and each of its Subsidiaries has all the permits and licenses required to be issued under federal, state, local or foreign laws regarding Environmental and Safety Laws necessary for the conduct of its or their businesses as currently conducted and are in compliance with the terms and conditions of those permits and licenses.

2.12 Taxes.

(a) The Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any of its Subsidiaries is or has been a member, have properly completed and timely filed all material Tax Returns required to be filed by them and have timely paid all material Taxes required to be paid by them whether or not shown on any Tax Return. All Tax Returns were complete and accurate in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. The copies of all Tax Returns and other Tax related documentation provided by the Company to the Parent in the due diligence process were correct and complete copies of all such documents.

(b) The Company Balance Sheet reflects all material liability for unpaid Taxes of the Company and/or any of its Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any of its Subsidiaries has any liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date.

(c) There is (i) no claim for Taxes being asserted against the Company or any of its Subsidiaries that has resulted in a lien against the property of the Company or any of its Subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any of its Subsidiaries being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any of its Subsidiaries currently in effect, and (iv) no agreement to any extension of time for filing any Tax Return which has not been filed.

(d) Neither the Company nor any of its Subsidiaries has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company.

(f) Each of the Company and its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(g) Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “Listed Transaction” within the meaning of Treas. Reg. 1.6011-4(b)(1), a “Reportable Transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign law.

(h) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law).

(i) Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(j) The Company and its Subsidiaries are in compliance with the requirements for any currently applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the transaction contemplated in this Agreement.

(k) The Company has prepared sufficient contemporaneous documentation required under Section 6662(e) of the Code (or similar provision under state or foreign law).

(l) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(m) The Company and each of its Subsidiaries have complied with all applicable Legal Requirements relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), have, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, the Federal Insurance Contribution Act, the Medicare Federal Unemployment Tax Act, and relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods through and including the Effective Time.

(n) Since June 30, 2002, no unresolved written claim has been received by the Company or any Subsidiary from a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

2.13 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.13(a) to the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each non-401(k) plan loan to an employee in excess of $10,000, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs or arrangements, (v) fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and (vi) any employment or service agreements (except for offer letters providing for at-will employment which do not provide for severance, acceleration or post-termination benefits) compensation agreements, change in control agreements or severance agreements, written or otherwise, for the benefit of, or relating to, any present or former director, officer or employee (provided that, for former directors, officers, and employees, such agreements need only be listed if unsatisfied obligations of the Company or any ERISA Affiliate of greater than $300,000 remain thereunder, and provided, further, that there shall be excluded any plan, program or agreement established or maintained outside the United States of America primarily for the benefit of employees residing outside the United States of America) (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”). Neither the Company nor any ERISA Affiliate has, since July 30, 2002, extended credit, arranged for the extension of credit, or renewed, modified or forgiven an extension of credit made prior to such date, in the form of a personal loan to or for any officer or director of the Company in violation of Section 402 of SOXA.

(b) Prior to the date of this Agreement, the Company has made available to Parent a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, and summary plan descriptions) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, made available to Parent true, correct and complete copies of the Form 5500 reports filed for the last two plan years. With respect to any Company Employee Plan intended to be qualified under Section 401(a) of the Code, the Company or the ERISA Affiliate, as applicable, has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has timely applied (or has time remaining in which to timely apply) to the Internal Revenue Service for such a determination letter or such Company Employee Plan has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has also made available to Parent a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that could reasonably be expected to cause revocation of any such determination letters. The Company has also made available to Parent all prospectuses prepared in connection with each Company Employee Plan (other than severance plans).

(c) Each Company Employee Plan has been administered substantially in accordance with its terms and substantially in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate is not, in any material respect, in default under or in violation of, and has no knowledge of any material default or violation by any other party to, any of the Company Employee Plans. There have been no “prohibited transactions” (within the meaning of Section 406 of ERISA and Section 4975 of the Code for which an exemption does not apply) with respect to any Company Employee Plan which could result in a material liability. All contributions required to be made by the Company, any of its Subsidiaries or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to Parent, the Surviving Corporation and/or any Subsidiary (other than ordinary expenses typically incurred in a termination event and other than for liabilities accrued as of the date of the termination).

(d) No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened, against the Company or any ERISA Affiliate with respect to any Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor (other than routine claims for benefits). There is no Company Employee Plan that, considered individually or considered collectively with any other Company Employee Plan or other payment, will, or could reasonably be expected to, as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be expected to be non-deductible under Section 162(m) of the Code or characterized as an excess “parachute payment” within the meaning of Section 280G of the Code.

(e) There has been no amendment to, or written interpretation or written announcement by the Company, any of its Subsidiaries or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements.

(f) The actuarial present values of all (i) accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement), and (ii) all liabilities associated with post-employment welfare benefits (including any retiree health benefits and life insurance) of employees and former employees of the Company, its ERISA Affiliates and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Financial Statements to the extent required by and in accordance with GAAP.

(g) With respect to each Company Employee Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such Company Employee Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Employee Plan (whether or not vested) on an accumulated benefits obligation basis based on the most recent actuarial report for each such plan; (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (iv) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its ERISA Affiliates; and (v) the PBGC has not instituted proceedings to terminate any such Company Employee Plan and no condition exists that is reasonably expected to present a risk that such proceedings will be instituted or which is reasonably expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Employee Plan.

(h) Neither the Company nor any ERISA Affiliate is a party to, or during the preceding six (6) years has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(i) As to each plan, program or agreement that would be a Company Employee Plan but for the fact that it is established or maintained outside of the United States of America primarily for the benefit of employees residing outside of the United States of America (each such plan, a “Foreign Plan”): (i) such Foreign Plan is in material compliance with the provisions of the applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, and such Foreign Plan has been administered in all material respects in accordance with its terms and applicable Legal Requirements (provided that, with respect to Foreign Plans required to be maintained or contributed to by applicable Legal Requirements of the relevant jurisdiction, such representation is made to the knowledge of the Company), (ii) all contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet to the extent required by applicable accounting requirements, (iii) the Company, each of its Subsidiaries, and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the laws of the relevant jurisdiction, and (iv) to the knowledge of the Company and its ERISA Affiliates, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan.

(j) The Company has made available to Parent a schedule that sets forth a good faith estimate of amounts that may be treated as “excess parachute payments” under Section 280G of the Code in respect of those individuals whom the Company reasonably expects to be “disqualified individuals” under Section 280G of the Code and the regulations promulgated thereunder.

(k) Each of the Company and its Subsidiaries is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act. Each of the Company and its Subsidiaries has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees and, to the knowledge of the Company, is not liable for any arrears of material wages, compensation or any Taxes, penalties or other sums for failure to comply with any of the foregoing. There are no material controversies pending or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

(l) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, and neither the Company nor any of its

Subsidiaries has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any of its Subsidiaries. The Company has no knowledge of any activities or proceedings of any labor union to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of its Subsidiaries. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is in violation of any term of any employment agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

(m) There are no performance improvement or disciplinary actions contemplated or pending against any of the Company’s or any Subsidiary’s current employees with a title of vice president or higher.

(n) The Company and each of its Subsidiaries are in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company Business, and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the date of this Agreement.

(o) To the knowledge of the Company, all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) have been administered in good faith compliance with the requirements of paragraphs (2), (3) and (4) of Section 409A(a). No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.

(p) Schedule 2.13(o) to the Company Disclosure Letter sets forth (i) those Company Employee Plans, the benefits of which must be funded into the trust established by that certain Benefits Protection Trust Agreement, dated as of February 13, 1991, by and between the Company and Wachovia Bank & Trust Co., N.A., as amended June 22, 1994, January 26, 1999 and February 9, 1999 (the “Rabbi Trust”) in connection with the transactions contemplated by this Agreement, (ii) the time at which each of such benefits must be funded into the Rabbi Trust in connection with the transactions contemplated by this Agreement, and (iii) the anticipated amount of such benefits to be funded into the Rabbi Trust in connection with the transactions contemplated by this Agreement.

(q) The Company has not made any discretionary contributions to the 401(k) Plan in the twelve month period preceding the date of this Agreement.

2.14 Interested Party Transactions. Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Reports, during the period from July 1, 2002 through

September 1, 2005, and to the knowledge of the Company, during the period from September 1, 2005 through the date of this Agreement, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K. Schedule 2.14 to the Company Disclosure Letter lists those Persons that the Company has concluded to be “affiliates” of the Company within the meaning of Rule 144 under the Securities Act.

2.15 Insurance. Schedule 2.15 to the Company Disclosure Letter lists all policies of insurance and bonds of the Company or any of its Subsidiaries that are currently in effect, true, correct and complete copies of which have been made available to Parent. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company and each of its Subsidiaries is in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.16 Brokers’ and Advisors’ Fees. Except for fees payable to Evercore Financial Advisors L.L.C. and Credit Suisse First Boston LLC and Lehman Brothers as set forth in the respective engagement letters between the Company and each of Evercore Financial Advisors L.L.C. Credit Suisse First Boston LLC dated March 16, 2005, March 23, 2005 and November 12, 2005, respectively (the “Engagement Letters”), correct and complete versions of which have been provided by the Company to Parent, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, finder, or other similar Person whose fees are contingent upon the completion of the Merger, in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, and Parent will not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement, the Merger or any act or omission of the Company, any of its Affiliates or any of their respective directors, officers, employees, shareholders or agents.

2.17 Customers and Suppliers.

(a) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning its goods and/or services with any customer who, in the fiscal year ended July 1, 2005 or the three months ended October 1, 2005 (the “Measurement Period”) was one of the eight (8) largest sources of revenue for the Company, based on amounts paid or payable during such periods (each, a “Significant Customer”). Each Significant Customer is listed on Schedule 2.17(a) to the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has received any written or, to its knowledge, oral notice from any Significant Customer that such customer will not continue as a customer of the Company (or Parent) after the Closing or that any such customer intends to terminate or materially modify existing Contracts with the Company (or Parent) or materially reduce the amount paid to the Company for products and services. The Company has not had a material amount of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a material reversal of any revenue by the Company. The Significant Customers listed in Schedule 2.17(a) to the Company Disclosure Schedule accounted for approximately 68% of the total revenue of the Company during the fiscal year ended June 30, 2005.

(b) Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning goods and/or services provided by any supplier who, in the fiscal year ended June 30, 2005, was disclosed in the Company’s Annual Report on Form 10-K for such fiscal year as a “significant supplier” (a “Significant Supplier”). Each Significant Supplier is listed on Schedule 2.17(b) to the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has received any written or, to its knowledge, oral notice of termination or interruption of any existing Contracts with any Significant Supplier.

(c) As of the date of this Agreement, exclusive of royalties payable under any Material Contract, the total per-unit royalties payable to third parties for the use or exercise of third party patent rights incorporated into the Company’s digital set top box products does not exceed $0.25 for any unit of the Company’s digital set top box product (exclusive of Telewest units and Japanese units).

2.18 Material Contracts.

(a) Schedule 2.18 to the Company Disclosure Letter specifically identifies by subsection each Contract to which the Company or any of its Subsidiaries is, as of the date hereof, a party or by which the Company or any of its Subsidiaries is otherwise bound that constitutes a Material Contract. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”:

(i) any Contract, including all orders related to or under any such Contract, with any Significant Customer involving the Company’s or a Subsidiary’s sale or provision of products, equipment, services, software, Intellectual Property or other assets involving an amount in excess of $10,000,000 per annum;

(ii) any Contract with any distributor, reseller, original equipment manufacturer, systems integrator, sales representative, sales agency or manufacturer’s representative generating, or that are reasonably likely to generate, over the twelve month period from the date of this Agreement more than $10,000,000 in revenues for the Company or any of its Subsidiaries;

(iii) any Contract with a Significant Supplier for the supply of goods and services, other than purchase orders in the Company’s standard unmodified form, a copy of which has been provided to Parent;

(iv) any Contract relating to Debt or any material currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v) any Contract for capital expenditures in excess of $10,000,000;

(vi) any Contract limiting the freedom of the Company or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or any Contract granting most favored nation pricing or preferred pricing (other than most favored nation or preferred pricing granted to customers of Company or any of its Subsidiaries based on comparable products or services, volumes and commitments), exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products, systems or services or to purchase or otherwise obtain any components, materials, supplies, equipment, parts, subassemblies, software, Intellectual Property or services;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any real property or of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $1,000,000 per annum;

(viii) any Contract with any Affiliate with whom the Company or any of its Subsidiaries does not deal at arm’s length (other than intercompany contracts and any compensatory contracts between the Company and the Affiliate disclosed in Schedule 2.13(a) of the Company Disclosure Letter);

(ix) any Contract of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than (A) Contracts relating to Debt or (B) performance bonds or letters of credit involving an aggregate amount of less than $5,000,000;

(x) any Contract under which the Company or any of its Subsidiaries (A) expressly encumbers the Company’s or any Subsidiary’s patent rights, which either (1) grants a license to, covenants not to assert or otherwise encumbers any material components of or a substantial portion of the Company’s patent portfolio, or (2) results in, or is reasonably likely to result in, over the twelve month period from the date of this Agreement, more than $2,000,000 in royalty payments to the Company, or (B) receives the benefit of a license, covenant not to assert or other encumbrance of third party patent rights which results in, or is reasonably likely to result in, over the twelve month period from the date of this Agreement, more than $1,000,000 in royalty payments from the Company or a per-unit royalty rate of more than $0.05 per digital set-top box; or (C) grants a license to, covenants not to assert or otherwise encumbers the Company’s or any Subsidiary’s patent rights for the benefit of a patent pool, licensing administrator or similar body formed for the purpose of licensing patent pools aggregated from multiple licensors or contributors;

(xi) any Contract under which the Company or any of its Subsidiaries is a licensee of any Third Party Intellectual Property Rights, other than patent rights, that are incorporated in a Company digital set-top box product and either (A) where the Third Party Intellectual Property Rights include software that is not “shrink wrap” or otherwise commercially available for redistribution; or (B) results in, or is reasonably likely to result in, over the twelve month period from the date of this Agreement, more than $500,000 in license fee payments from the Company or a per-unit license fee of more than $0.05 per digital set-top box;

(xii) any Contract providing for the joint development with a third party of any material Company IP Rights;

(xiii) any Contract to license a second source supplier to manufacture products for a customer which may substitute for Company Products supplied to that customer, or to license any third party to manufacture products that are substantially substitutes for Company Products;

(xiv) any Contract relating to the membership of, or participation by, the Company or any of its Subsidiaries in, or the affiliation of the Company or any of its Subsidiaries with, any industry standards group or association in which the Company or any of its Subsidiaries is a member and contributes and shares in pooled patent rights;

(xv) any joint venture Contract or any other agreement that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or the payment of royalties to any other Person that involves an amount greater than $250,000 per annum other than a license of Third Party Intellectual Property, which is listed or described in Section 2.10(h)(ii));

(xvi) any joint marketing or marketing support Contract involving an amount greater than $1,000,000 per annum;

(xvii) any Contract under which the Company provides any advice or services to any third party involving an amount in excess of $10,000,000, including any consulting Contract, professional Contract or software implementation, deployment or development services Contracts, or support services Contract (other than support obligations to distributors and resellers pursuant to Contracts listed or described under Section 2.18(a)(ii));

(xviii) any Contract with any investment banker, broker, finder or similar advisor, in connection with this Agreement and the transactions contemplated hereby other than the Contracts listed in Section 2.16;

(xix) any Contract entered into within the three year period prior to the date of this Agreement, pursuant to which it has acquired a business or entity, or assets of a business or entity, for an amount greater than $10,000,000 whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries);

(xx) any material Contract with any Governmental Entity (a “Government Contract”);

(xxi) any settlement or litigation “standstill” agreement with respect to any material litigation entered into in the five year period preceding the date of this Agreement, or any tolling agreement; or

(xxii) any other Contract which does not constitute a Contract of the type listed in clauses (i) through (xxi) of this Section 2.18(a) that individually provides for payments to or by the Company or its Subsidiaries in excess of $10,000,000. For the avoidance of doubt, no sales Contract with a customer that is not a Significant Customer and no supplier Contract with a supplier that is not a Significant Supplier shall be considered a Material Contract.

(b) All Material Contracts are in written form. Each of the Material Contracts is in full force and effect, and has not been amended in any material respect except as disclosed in any Schedule to the Company Disclosure Letter pursuant to Section 2.18(a) above. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries or to the knowledge of the Company, with respect to any other contracting party, which, with the giving of notice or the lapse of time would reasonably be expected to (i) become a material default or event of default under any Material Contract, or (ii) give any third party (A) the right to declare a material default or exercise any remedy under any Material Contract, (B) the right to accelerate the maturity or performance of any material obligation of the Company or any of its Subsidiaries under any Material Contract, or (C) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, verbal notice regarding any actual or possible material violation or breach of, default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been made available to Parent prior to the date of this Agreement.

(c) To the knowledge of the Company, with respect to any Government Contract, there is, as of the date of this Agreement, neither an existing nor a basis for a: (i) civil fraud or criminal investigation by any Governmental Entity; (ii) qui tam action brought against the Company or any of its Subsidiaries under the Civil False Claims Act; (iii) suspension or debarment proceeding (or equivalent proceeding) against the Company or any of its Subsidiaries; (iv) claim or request by a Governmental Entity for a contract price adjustment based on asserted: defective pricing; disallowance of cost or non compliance with statute, regulation or contract; (v) dispute involving the Company or any of its Subsidiaries on a Government Contract, or (vi) claim or equitable adjustment by the Company or any of its Subsidiaries relating to a Government Contract. Neither the Company nor any of its Subsidiaries has any material liability for renegotiation of Government Contracts.

2.19 Export Control Laws. The Company and each of its Subsidiaries has conducted its export transactions in accordance in all material respects with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations.

2.20 Fairness Opinion. The Company Board has received an opinion from Credit Suisse First Boston LLC, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Per-Share Cash Amount is fair to the Company’s shareholders from a financial point of view (the “Fairness Opinion”). Upon the Company’s receipt of the written version of the Fairness Opinion, the Company shall promptly provide to Parent a copy of such written version.

2.21 Information Supplied. The preliminary and definitive proxy statements to be filed by the Company with the SEC (collectively, the “Proxy Statement”) shall not, on each relevant filing date, on the date of mailing to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which is required to be set forth in a supplement to the Proxy Statement, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Sub that is contained in the Proxy Statement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub represent and warrant to the Company as follows:

3.1 Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Sub has all requisite corporate power and authority to own its properties and to conduct its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties makes such qualification or good standing necessary, other than in such jurisdictions where the failure to be so qualified and in good standing, individually or in the aggregate, would not have a Material Adverse Effect on Parent. Each of Parent and Sub is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.

3.2 Authority; Noncontravention.

(a) Each of Parent and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company of this Agreement, constitutes the valid and binding obligation of Parent and Sub, respectively, enforceable against Parent and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Parent and Sub do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Articles of Incorporation or Bylaws of Parent and Sub, in each case, as amended to date, (B) subject to compliance with the requirements set forth in Section 3.2(c), any material Legal Requirements applicable to Parent or Sub or any of their respective material properties or assets, or (C) any material Contract applicable to Parent or Sub or their respective properties or assets, other than, in the case of (B) and (C) above, such conflicts, violations, defaults, terminations, cancellations, accelerations, losses, consents, approvals or waivers, would not have a Material Adverse Effect on Parent.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, as provided in Section 1.4, (ii) such filings as may be required under the HSR Act and any applicable foreign Antitrust Laws, (iii) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the shares of Parent Common Stock issuable pursuant to Company Options to be assumed by Parent, and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent.

3.3 No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

3.4 Stock Ownership. As of the date of this Agreement, neither Parent nor Sub beneficially own any shares of Company Common Stock. Neither Parent nor Sub, nor any of their “affiliates” or “associates”, has been an “interested shareholder” of the Company at any time within five years of the date of this Agreement, as those terms are used in Section 14-2-1132 of the Georgia Law.

3.5 Capital Resources. As of the Closing, Parent shall have funds sufficient to effect the Closing on the terms contemplated by this Agreement.

3.6 Information Supplied. The information supplied by Parent for inclusion in the Proxy Statement shall not, on each relevant filing date, on the date of mailing to the Company’s shareholders and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become misleading. If at any time prior to the Effective Time, any event relating to Parent or any of its Affiliates, officers or directors should be discovered by Parent which is required to be set forth in a supplement to the Proxy Statement, Parent shall promptly inform the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in the Proxy Statement.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business of the Company and Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time except (w) to the extent expressly provided otherwise in this Agreement, or (x) consented to in writing by Parent or (y) as set forth in Schedule 4.1 to the Company Disclosure Letter, or (z) as necessary to comply with applicable Legal Requirements (provided that the Company shall notify Parent in advance of any action proposed to be taken by the Company to so comply with Legal Requirements that would otherwise not be permitted under the provisions of this Section 4.1):

(i) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with all applicable Legal Requirements;

(ii) the Company shall, and shall cause each of its Subsidiaries to, (A) properly complete and, subject to compliance with Section 4.2(xxvii), timely file all Tax Returns required to be filed and timely pay all Taxes whether or not shown on any Tax Return, subject to good faith disputes over such debts or Taxes, which Tax Returns shall be complete and accurate in all material respects and shall be prepared in substantial compliance with all applicable Legal Requirements, (B) pay or perform its other obligations when due, and (C) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it;

(iii) the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to assure that each of its Contracts entered into after the date of this Agreement will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Parent prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(iv) the Company shall, and shall cause each of its Subsidiaries to, maintain each of its material leased premises in accordance with the terms of the applicable lease in all material respects; and

(v) the Company shall consult with Parent regarding the defense or settlement of any material litigation to which the Company is a party.

4.2 Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to, do, cause or permit any of the following (except (w) to the extent expressly provided otherwise in this Agreement, or (x) as consented to in writing by Parent, or (y) as set forth on Schedule 4.2 to the Company Disclosure Letter, or (z) as necessary to comply with applicable Legal Requirements (provided that the Company shall notify Parent in advance of any action proposed to be taken by the Company to so comply with Legal Requirements that would otherwise not be permitted under the provisions of this Section 4.2)):

(i) Charter Documents. Amend its Articles of Incorporation or Bylaws or comparable governing documents;

(ii) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock other than any Permitted Dividend and other than the payment of any dividend or distribution by any Subsidiary of the Company to its shareholders that would not have any adverse Tax or accounting consequences that will be material, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service, or amend or modify the Company’s current, or adopt or enter into any, “shareholder rights plan” or similar anti-takeover agreement or plan in a manner that would adversely affect Parent’s ability to consummate the transaction contemplated by this Agreement;

(iii) Stock Option Plans, Etc. Except to the extent required by the terms of the Company Option Plans, or any agreements thereunder, in each case, as in effect as of the date hereof, accelerate, amend or change the period of exercisability or vesting of any options or other rights granted under the Company Option Plans or the Company ESPP or the vesting of the securities purchased or purchasable under such options or other rights or the vesting schedule or repurchase rights applicable to any unvested securities issued under such stock plans or otherwise; amend or change any other terms of such options, rights or unvested securities; or authorize cash payments in exchange for any options or other rights granted under any of such plans or the securities purchased or purchasable under those options or rights or the unvested securities issued under such plans or otherwise;

(iv) Customer Contracts. Enter into any Contract with a customer, distributor, reseller, original equipment manufacturer, systems integrator, sales representative, sales agency or manufacturer’s representative (a “Customer Agreement”) involving anticipated revenues and/or expenditures in an amount of $150,000,000 or more, or enter into any Customer Contract involving anticipated revenues and/or expenditures in an amount exceeding $50,000,000 but less than $150,000,000 without prior consultation with Parent;

(v) Supplier Contracts. Enter into any material supplier Contract, other than Contracts for the supply of third party standalone products to be sold by the Company to a customer as part of a system (a) which are not integrated with or incorporated into any Company products in such system, or (b) that constitute component level products that are integrated or incorporated into such system as a requirement of the relevant customer of such system over which the Company has no discretionary authority in terms of the type or source of such components; provided that the Company shall consult with Parent prior to entering into any Contract of the type described in sub-clause (a) or (b) of this Section 4.2(v);

(vi) Modification of Material Contracts. Violate, terminate, amend, or otherwise materially modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts, other than modifications to pricing arrangements under customer Contracts in the ordinary course of business that are consistent with past pricing practice;

(vii) Cash Management Transactions. Enter into or materially modify any currency exchange, commodities or other hedging transactions or arrangements, or other investment or cash management transactions or arrangements other than in the ordinary course of business consistent with past practice;

(viii) Joint Development Contracts. Enter into or materially modify any Contract for the joint development with any other Person of any material product, system, software, content, technology or Intellectual Property by or for the Company or any of its Subsidiaries;

(ix) Manufacturing Agreements. Enter into any Contract to license, or any Contract to authorize, any third party to manufacture or reproduce finished or standalone products, systems or technology of the Company, other than any original design manufacturer Contract entered into by the Company in the ordinary course of business, following prior consultation with Parent, that has a term of one year or less and that is not otherwise material to the business of the Company and its Subsidiaries, taken as a whole, and other than any purchase order entered into under any Contract that is in effect as of the date of this Agreement which does not implement or effect any material change to the existing terms of such Contract;

(x) Industry Standards Groups. Enter into any Contract relating to the membership of, or participation by, the Company or any of its Subsidiaries in, or the affiliation of the Company or any of its Subsidiaries with, any industry standards group or association in which the Company or any of its Subsidiaries contributes and/or shares in pooled patent rights;

(xi) Marketing Agreements. Enter into any joint marketing or marketing support Contract involving an amount greater than $1,000,000 per annum;

(xii) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any convertible Debt or any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than (A) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or other rights outstanding on the date of this Agreement, (B) the issuance of Shares of Company Common Stock issuable to participants in the Company ESPP, (C) make distributions under the Deferred Compensation Plan for Non-Employee Directors of the Company as in effect as of the date hereof, and (D) grants of Company Options to purchase no more than an aggregate of 150,000 shares of Company Common Stock to new hires permitted under Section 4.2(vi) in the ordinary course of business consistent with past practices, all of which options shall be non-qualified stock options under the Code, have a term of nine years and an exercise price equal to the fair market value of the Company Common Stock on the date of grant and shall vest over a five-year period with 20% vesting on the first anniversary of the date of grant, with the balance vesting ratably monthly over the next four years, and none of which shall provide for acceleration upon any event;

(xiii) Employees. Hire any employees at the E-3, E-4, E-5, E-6, E-7 levels or above (other than the hire of E-3 employees to replace other E-3 employees who terminate their employment with the Company or any of its Subsidiaries), or enter into, or extend the term of, any employment with any officer or employee (other than offer letters to new employees using the Company’s standard, unmodified form of offer letter which provides for at-will employment and which does not provide for severance, acceleration or post-termination benefits), or enter into any collective bargaining agreement (unless required by applicable Legal Requirements);

(xiv) Loans and Investments. Make any loans or advances (other than routine travel advances and sales commission draws to employees of the Company or any of its Subsidiaries consistent with past practice and other than advances to non-officer employees consistent with past practices and the Company’s employment policies that are not material in amount, individually or in the aggregate) to, or any investments in or capital contributions to, any Person other than any of its Subsidiaries (including any officer, director or employee of the Company), or forgive or discharge in whole or in part any outstanding loans or advances; or otherwise modify any loan previously granted in any material respect;

(xv) Intellectual Property. Transfer or license to any Person any rights to any Intellectual Property or transfer or license from any Person any Third Party Intellectual Property Rights other than in the ordinary course of business consistent with past practice, or transfer or provide a copy of any source code of the Company to any Person other than (A) to employees or consultants of the Company or any of its Subsidiaries who have a reasonable need to access such source code in the course of performance of their duties for the Company or any such Subsidiary or (B) placing such source code in a third party escrow for the benefit of a customer consistent with past practice;

(xvi) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope (other than most favored party of preferred pricing granted to customers of the Company or any of its Subsidiaries in the ordinary course of business based on comparable products or services, volumes and commitments) with respect to any of its products, technology, Intellectual Property or business, or containing any non-competition covenants or other material restrictions relating to its or Parent’s business activities or the effect of which would be to grant to a third party following the Merger the actual or potential right to license any Intellectual Property owned by Parent or its Subsidiaries;

(xvii) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the Company’s and/or any of its Subsidiaries’ businesses, taken as a whole, other than sales of products in the ordinary course of business consistent with past practice;

(xviii) Indebtedness. Incur any Debt or issue or sell any debt securities or guarantee any debt securities of others, enter into any “keep well” or other Contract to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, or (ii) pursuant to existing credit facilities in the ordinary course of business;

(xix) Leases. Enter into any operating lease providing for a payment by the Company in excess of $2,000,000 during any twelve month period;

(xx) Payment of Obligations. Pay, discharge or satisfy, in an amount in excess of $1,000,000 in any one case or $5,000,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising otherwise than in the ordinary course of business pursuant to Contracts made available to Parent that are in effect as of the date of this Agreement or pursuant to Contracts that are otherwise permitted to be entered into under the terms of this Agreement after the date hereof, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements;

(xxi) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of the aggregate amount authorized in the capital expenditures budget set forth on Schedule 4.2(xxi) to the Company Disclosure Letter;

(xxii) Insurance. Materially change the amount of any insurance coverage other than in the ordinary course of business consistent with past practice;

(xxiii) Employee Benefit Plans; Pay Increases. Adopt or substantively amend any employee or compensation benefit plan, including any stock purchase, stock issuance or stock option plan, or terminate the 2003 Long Term Incentive Plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA or as necessary under the Code or other applicable Legal Requirements, or make any discretionary contributions to the 401(k) Plan (provided that the employees of the Company shall be permitted to have an amount equal to excess accrued vacation time of such employees contributed on their behalf into the

401(k) Plan in a manner consistent with the current terms of the 401(k) Plan), or pay any special bonus or special remuneration to any employee or any non-employee director, or increase the salaries or wage rates of its employees other than in the ordinary course of business consistent with past practice in terms of timing and amount of such increases, or add any new members to the Company Board other than to replace a member of the Company Board who resigns or is otherwise removed from the Company Board following the date of this Agreement;

(xxiv) Severance Arrangements. Grant or pay, or enter into any agreement or arrangement providing for the granting of any severance or termination pay, or the acceleration of vesting or other benefits, to any Person, except payments made, or the acceleration of vesting or other benefits provided for, pursuant to written agreements or plans outstanding on the date of this Agreement which are listed on Schedule 4.2(xviii) to the Company Disclosure Letter;

(xxv) Lawsuits; Settlements. (A) Commence a lawsuit other than (1) for the routine collection of bills, (2) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with Parent prior to the filing of such a suit), or (3) for a breach of this Agreement, or (B) settle or agree to settle any pending or threatened lawsuit or other dispute other than any settlement solely involving payment of an amount less than $1,000,000, or any settlement that is clearly and uncontrovertibly covered in its entirety under an insurance policy of the Company, or (C) grant a release of claims with respect to any claim having a value in excess of $1,000,000;

(xxvi) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate (except pursuant to Material Contracts in effect as of the date hereof or except as otherwise expressly permitted by the term of this Agreement), to its and its Subsidiaries’ business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership (including any joint venture for the purpose of exploitation of patent rights);

(xxvii) Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any Federal income Tax Return, file any State or Foreign income Tax Return mutually agreed to in good faith by the parties, file any amendment to any Federal, State or Foreign income Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any more than $100,000 for Tax purposes, or implement the Company’s proposed repatriation plan under Section 965 of the Code without prior consultation with Parent;

(xxviii) Accounting. Change accounting methods or revalue any of its material assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP and after notice to Parent;

(xxix) Real Property. Enter into any agreement for the purchase or sale of real property, or for the lease of any real property involving an aggregate amount over the term of the lease of $1,000,000 or more provided that the Company shall consult with Parent prior to entering into any lease of any real property involving an aggregate amount over the term of lease in an amount exceeding $100,000 but less than $1,000,000;

(xxx) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties other than Permitted Encumbrances;

(xxxi) Warranties. Materially change the manner in which it extends warranties or credits to customers with respect to material Contracts;

(xxxii) Interested Party Transactions. Enter into any Contract or transaction in which any officer, director, employee, agent or shareholder of the Company (or any member of their families) has an interest under circumstances that, if entered immediately prior to the date of this Agreement, would require that such Contract be listed on Schedule 2.18 to the Company Disclosure Letter;

(xxxiii) Other Material Contracts. Enter into any single Contract, or group of related Contracts, with respect to a single transaction involving payments or expenditures either by or to the Company or any of its Subsidiaries in an aggregate amount exceeding $30,000,000 and which does not constitute any Contract of the type described in clauses (i) through (xxxii) in this Section 4.2 provided that Parent’s consent shall not be required with respect to any agreement of the Company on pricing terms that are in the ordinary course of business consistent with past practice; and

(xxxiv) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (i) through (xxxiii) in this Section 4.2, or any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Company shall prepare, and file with the SEC, preliminary proxy materials relating to the Company Shareholder Meeting. At the earliest practicable time following the later of (i) receipt and resolution of SEC comments thereon, or (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file definitive proxy materials with the SEC and cause the Proxy Statement to be mailed to its shareholders. The Company will cause all documents that it is responsible for filing with the SEC or other regulatory authorities in connection with the Merger to (i) comply as to form in all material respects with all applicable SEC requirements, and (ii) otherwise comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity, the Company shall provide Parent with reasonable opportunity to review and comment on each such filing in advance and the Company shall consider and act in good faith with respect to the incorporation of any changes in such filings reasonably proposed by Parent.

(b) The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy

Statement or other filing. The Company shall consult with Parent prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to any filings related to (or necessary or appropriate to facilitate) the Merger, shall provide Parent with reasonable opportunity to review and comment on any such written response in advance and shall consider and act in good faith with respect to the incorporation of any changes in such filings reasonably proposed by Parent. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the Company shall promptly inform Parent of such occurrence, provide Parent with reasonable opportunity to review and comment on any such amendment or supplement in advance, shall include in such amendment or supplement all comments reasonably proposed by Parent, and shall cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the shareholders of the Company, such amendment or supplement.

5.2 Meeting of Shareholders; Board Recommendation.

(a) Meeting of Shareholders. The Company shall, as promptly as practicable after the date of this Agreement, establish a record date (which date will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold, the Company Shareholders Meeting for the sole purpose of obtaining the Company Shareholders Approval. The Company will use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the Company Shareholders Approval and will take all other action necessary or advisable to obtain such approvals and to secure the vote or consent of its shareholders required by and in compliance with the rules of the NYSE, Georgia Law and its Articles of Incorporation and Bylaws. The Company (i) shall consult with Parent regarding the date of the Company Shareholder Meeting, and (ii) shall not postpone or adjourn the Company Shareholder Meeting except to the extent necessary to ensure that any necessary (which determination shall not be made before consulting with Parent) supplement or amendment to the Proxy Statement is provided to the Company’s shareholders in advance of a vote on the Merger and this Agreement or, if as of the time for which the Company Shareholders Meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.

(b) Board Recommendation. Subject to Sections 5.3(d)-(f): (i) the Company Board shall unanimously recommend that the Company’s shareholders vote in favor of the Company Shareholder Approval at the Company Shareholders Meeting; (ii) the Proxy Statement shall include a statement to the effect that the Company Board has unanimously recommended that the Company’s shareholders vote in favor of the Company Shareholder Approval at the Company Shareholders Meeting; and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company’s shareholders vote in favor of the Company Shareholder Approval.

(c) Continuing Obligation. Until the termination of this Agreement in accordance with its terms, the Company’s obligation to call, give notice or convene and hold the Company Shareholders Meeting in accordance with this Section 5.2 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal, or Superior Offer, or by any withholding, withdrawal or modification of the recommendation of the Company Board in favor of the Company Shareholder Approval.

5.3 No Solicitation; Acquisition Proposals.

(a) No Solicitation Generally. Except as specifically permitted by Sections 5.3(c) and 5.3(d), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VII, the Company and its Subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, Affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the “Company Representatives”) to, directly or indirectly, (i) solicit, initiate, seek, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as hereinafter defined), (ii) enter into, participate in or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any shareholders of the Company or any of its Subsidiaries, (vi) withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to Parent, the approval of the Company Board of this Agreement and/or any of the transactions contemplated hereby, or (vii) grant any waiver or release under any standstill or similar agreement with respect to the Company or any of its Subsidiaries, or any class of equity securities of the Company or its Subsidiaries, or redeem any Rights under the Rights Agreement, or amend the Rights Agreement in a manner that facilitates, or would be reasonably likely to facilitate, an Acquisition Proposal or that would, or would be reasonably likely to, inhibit or interfere with the consummation of the transactions contemplated by this Agreement. The Company and its Subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished to any Person with which the Company has engaged in any such activities within the 12-month period preceding the date of this Agreement, and shall not, nor permit any of its Subsidiaries to, waive any rights under any standstill, confidentiality or similar agreements entered into by such Person. If any Company Representative takes any action that the Company is obligated pursuant to this Section 5.3 to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.3.

“Acquisition Proposal” shall mean, with respect to the Company, any agreement, offer, proposal or indication of interest (other than this Agreement, the Merger or any other offer, proposal or indication of interest by Parent), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or indication of interest, relating to, or involving: (A) purchase from the Company or any of its Subsidiaries or any acquisition by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (B) any sale, transfer or disposition, or license (other than in the ordinary course of business), of 10% or more of the consolidated assets of the Company and its Subsidiaries in any single transaction or series of related transactions.

(b) Notice. The Company as promptly as practicable (but in no event more than one Business Day after receipt) shall advise Parent orally and in writing of its receipt of (A) an Acquisition Proposal, (B) any inquiry, expression of interest, proposal, notice or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, or (C) any request for non-public information which could reasonably be expected to lead to an Acquisition Proposal, as well as, in the event of any of (A)-(C) above, the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company will keep Parent informed as promptly as practicable (but in no event more than one Business Day after receipt) of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and provide to Parent as promptly as practicable (but in no event more than one Business Day after receipt) a copy of all written materials provided to the Company in connection with any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall provide Parent with at least three Business Days prior notice (or such lesser prior notice as provided to the members of Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal, including to determine whether such Acquisition Proposal is a Superior Offer (as defined in Section 5.3(c)).

(c) Superior Offers. In the event that any Person submits to the Company (and does not withdraw) an unsolicited, written, bona fide Acquisition Proposal that the Company Board reasonably concludes in good faith (after receipt of advice of its outside legal counsel and a financial advisor of national standing) is, or is reasonably likely to become, a Superior Offer, then notwithstanding Section 5.3(a), the Company may, so long as the Company Shareholder Approval has not yet been obtained, (i) enter into discussions with such Person regarding such Acquisition Proposal, and (ii) deliver or make available to such Person nonpublic information regarding the Company and its Subsidiaries, provided, in every case, that the Company, its Subsidiaries and the Company Representatives comply with each of the following: (A) neither the Company, any of its Subsidiaries nor any Company Representative shall have violated in any material respect any of the restrictions set forth in this Section 5.3, (B) the Company first shall have provided Parent with written notice of the identity of such Person and all of the material terms and conditions of such Acquisition Proposal and of the Company’s intention to take such actions, (C) the Company first shall have received from such Person an executed confidentiality agreement containing terms at least as restrictive with regard to Company’s confidential information as the Confidentiality Agreement (as defined in Section 5.5), which confidentiality agreement shall not include any provision having the actual or purported effect of restricting the Company from fulfilling its obligations under the Agreement and shall require such Person to agree to customary non-solicitation provisions covering at least 12 months from execution of such confidentiality agreement, and (D) prior to or contemporaneously with delivering or making available any such nonpublic information to such Person, the Company shall deliver such nonpublic information to Parent (to the extent such nonpublic information has not been previously delivered by the Company to Parent).

“Superior Offer” shall mean, with respect to the Company, an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination (including by means of a tender offer followed promptly by a back-end merger), all or substantially all of the assets of the Company or more than 50% of the total outstanding voting securities of the Company and as a result of which the shareholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, for consideration consisting exclusively of cash and/or publicly-traded equity securities on terms that the Company Board has in its good faith judgment concluded (following consultation with its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer, including conditions to consummation and the Person making the offer, would be, if consummated, more favorable, from a financial point of view, to the Company’s shareholders (in their capacities as shareholders) than the terms of the Merger, is reasonably likely to be consummated.

(d) Changes of Recommendation. Nothing in this Agreement shall prevent the Company Board from withholding, withdrawing or modifying its recommendation to the Company’s shareholders in favor of the Company Shareholder Approval if:

(i) the Company Shareholder Approval has not yet been obtained;

(ii) a Superior Offer is made to the Company and is not withdrawn;

(iii) the Company shall have promptly provided written notice to Parent (a “Notice of Superior Offer”) advising Parent that the Company has received a Superior Offer and that it intends to change its recommendation and the manner and timing in which it intends to do so, specifying all of the material terms and conditions of such Superior Offer and identifying the person or entity making such Superior Offer;

(iv) Parent shall not have, within four Business Days of Parent’s receipt of the Notice of Superior Offer, made an offer that the Company Board concludes in its good faith judgment (after consultation with a financial advisor of national standing) to be at least as favorable to the Company’s shareholders as such Superior Offer (it being agreed that (A) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (B) that the Company Board will not withhold, withdraw or modify its recommendation to the Company’s shareholders in favor of the Company Shareholder Approval until the earlier of the receipt of Parent’s revised offer or four Business Days after receipt by Parent of the Notice of Superior Offer, and (C) any change to the financial or other material terms of such Superior Offer shall require a new Notice of Superior Offer to Parent and a new four Business Day period under this clause (vi)); and

(v) the Company Board has concluded in its good faith judgment, after consultation with its outside counsel, that, in light of such Superior Offer and any offer made by Parent pursuant to Section 5.3(d)(iv), the Company Board is required to withhold, withdraw, or modify such recommendation in order to comply with its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements.

(e) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A, promulgated under the Exchange Act; provided, however, that the Company Board shall not recommend that Company shareholders tender shares of Company capital stock in connection with any tender or exchange offer, or withhold, withdraw or modify its recommendation to the Company’s shareholders in favor of the Company Shareholder Approval unless permitted to do so pursuant to Section 5.3(d).

(f) Shareholder Disclosures. Nothing contained in this Agreement shall prohibit the Company from making any disclosure to the shareholders of the Company if the Company Board has concluded in its good faith judgment (after receipt of advice of its outside legal counsel) that such disclosure is required in order to comply with its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements or to comply with applicable securities laws.

5.4 Access to Information.

(a) During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, (i) the Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during business hours to (A) all of the Company’s and each of its Subsidiaries’ properties, books, Contracts and records, and (B) all other information concerning the business, results of operations, product development efforts, properties (tangible and intangible, including Intellectual Property) and personnel of the Company or any of its Subsidiaries as Parent may reasonably request, and (ii) the Company shall, promptly upon request, provide to Parent and its accountants, counsel and other representatives true, correct and complete copies of the Company’s and each of its Subsidiaries’ (A) internal financial statements and documentation regarding internal controls, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain with respect to transactions to which the Company or any of its Subsidiaries has been a party, and (D) receipts for any Taxes paid to foreign Tax Authorities, provided, however, that Company may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to Company or a its Subsidiaries requires that such party restrict or prohibit access to any such properties or information. Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, Parent shall hold and shall cause its Representatives to hold, all information received from the Company and its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

(b) Subject to compliance with applicable Legal Requirements, from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, the Company shall notify Parent of, and confer from time to time as requested by Parent with one or more representatives of Parent to discuss, any material changes or developments in the operational matters of the Company and each of its Subsidiaries and the general status of the ongoing operations of the Company and each of its Subsidiaries.

(c) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the Merger.

5.5 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Parent and the Company have previously executed a Confidentiality Agreement dated August 3, 2005 (as may be amended from time to time, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b) Parent and the Company have agreed to the text of the press release announcing the signing of this Agreement and the transactions contemplated hereby. The Company shall consult to the fullest extent practicable and discuss in good faith with Parent the form and content of any press release, public statement or other public communication regarding the Merger prior to its release and shall act in good faith with respect to the incorporation of any reasonable changes which are suggested by Parent prior to releasing or making such press release, public statement or public communication. The Company shall cause its employees, officers and directors to comply with this Section 5.5. Parent shall consult in good faith with the Company on its general communications strategy for customers, suppliers and employees regarding the Merger.

5.6 Regulatory Approvals.

(a) Each of Parent and the Company shall promptly after the execution of this Agreement apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, as soon as practicable, make any initial filings required under the HSR Act, Council Regulation 139/2004 of the European Commission, and any other additional filings required by the HSR Act, Council Regulation

139/2004 of the European Commission, and any other applicable federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). The parties hereto shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law; provided, that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its subsidiaries to restrict or prohibit access to any such properties or information.

(b) Each party shall (i) consult with the other with respect to, and permit the other party to review in advance any proposed written communication of substance with a Governmental Entity in connection with any filings made pursuant hereto; (ii) not agree to participate in any substantive meeting or discussion with any Governmental Entity in respect of any such filings, unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat, and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their respective representatives on the one hand, and any Governmental Entity or members or its staffs on the other hand, with respect to this Agreement or any transactions contemplated herein. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c) Each of Parent and the Company shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under any applicable Antitrust Laws. Each of Parent and the Company shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Parent and the Company shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: (i) entering into negotiations; (ii) providing information required by applicable Legal Requirements or governmental regulation; and (iii) substantially complying with any Request for Additional Information issued pursuant to the Antitrust Laws.

(d) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that: (i) Parent and the Company shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for a Divestiture.

“Divestiture” shall mean (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or the Company or any of their respective Affiliates, (2) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or the business of the Company or its Affiliates or own such assets, or (3) the holding separate of the shares of Company

Common Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Common Stock.

(e) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.6 shall limit a party’s right to terminate the Agreement pursuant to Section 7.1(b) so long as such party has until such date complied in all material respects with its obligations under this Section 5.6.

5.7 Reasonable Efforts. Subject to the limitations set forth in Section 5.6(d), each of the parties hereto agrees to use commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (a) taking all reasonable actions necessary to satisfy the respective conditions set forth in Article VI, and (b) executing and delivering such other instruments and doing and performing such other acts and things as may be necessary or reasonably desirable to effect completely the consummation of the Merger and the other transactions contemplated hereby.

5.8 Third Party Consents; Notices.

(a) The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b) or Schedule 2.3(c) (and any Contract entered into after the date of this Agreement that would have been required to be listed or described on Schedule 2.3(b) or Schedule 2.3(c) if entered into prior to the date of this Agreement), using a form reasonably acceptable to Parent. The Company shall use commercially reasonable efforts to terminate prior to the Closing, and deliver evidence of such termination to Parent at or prior to the Closing, all of the Contracts listed or described on Schedule 5.8(a).

(b) The Company shall give all notices and other information required to be given to the employees of the Company or any of its Subsidiaries, any collective bargaining unit representing any group of employees of the Company or any of its Subsidiaries, and any applicable government authority under the Worker Adjustment and Retraining Notification Act of 1988, as amended, the National Labor Relations Act, as amended, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

5.9 Notice of Certain Matters. The Company will notify Parent in writing promptly after learning of: (i) any notice or other communication from any Person alleging that the consent of such person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any action, suit, arbitration, mediation, proceeding, claim or investigation by or before any Governmental Entity or arbitrator initiated by or against it or any of its Subsidiaries, or known by the Company or any of its Subsidiaries to be threatened against the Company or any of its Subsidiaries or any of their respective directors, officers, employees or shareholders in their capacity as such, or of any verbal or written correspondence from any Person asserting or implying a claim against the Company or with respect to any of its assets or properties (including Intellectual Property) that is, or is reasonably likely to be, material to the Company and its Subsidiaries, taken as a whole; (iv) any change, occurrence or event which is reasonably likely to cause any of the conditions to closing set forth in Article VI not to be satisfied; (v) any claim, or any written inquiry by any Taxing Authority, regarding a material deficiency to pay Taxes payable by the Company; or (vi) any event that occurs after the date of this Agreement, that had it occurred prior to the date of this Agreement, would have constituted an exception to the representation set forth in Section 2.4(f). The

Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties under this Agreement or otherwise limit or affect the remedies available hereunder to Parent.

5.10 Employees.

(a) From and after the Effective Time, Parent shall ensure that employees of the Company and its Subsidiaries immediately before the Effective Time who remain in the employment of Parent or its Affiliates after the Effective Time (the “Continuing Employees”) shall receive compensation and employee benefits that in the aggregate for each such employee are no less favorable than those provided to a similarly situated employee of Parent or its Affiliates who is not a Continuing Employee taking into account the employee’s performance and geographic location.

(b) Except to the extent necessary to avoid the duplication of benefits, Parent shall cause the Surviving Corporation and its other Affiliates to recognize the service of each employee with the Company or its Affiliates before the Effective Time as if such service had been performed with Parent or its Affiliates for all purposes under the vacation and severance plans maintained by Parent or its Affiliates after the Effective Time and for the purposes of eligibility and vesting under all other employee benefit plans, programs and agreements maintained by Parent or its Affiliates after the Effective Time (in each case, to the extent such plans, programs, or agreements are made available to the Company’s employees).

(c) With respect to any welfare plan maintained by Parent or its Affiliates in which employees of the Company are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its other Affiliates, to the extent permitted by the relevant welfare plan, to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company or its Affiliates prior to the Effective Time and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) Parent shall honor, and cause the Surviving Corporation to honor, the Company’s Key Executive Severance Protection Plan in accordance with its terms.

5.11 Assumption of Options and Certain Other Matters.

(a) At the Effective Time, each Company Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall be assumed and converted into an option to purchase Parent Common Stock. Each Company Option so assumed and converted shall have, and be subject to, the same terms and conditions (including, if applicable, the terms and conditions set forth in the Company Option Plans and the applicable stock option agreement) as are in effect immediately prior to the Effective Time with respect to the corresponding Company Option, except that (i) such assumed and converted option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product (rounded down to the next whole number of shares of Parent Common Stock) of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time and the Option Exchange Ratio, (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed and converted option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio and (iii) Parent’s Board of Directors or a committee thereof shall succeed to the authority of the Company’s Board of Directors or any committee thereof with respect to the Company Options and Company Option Plans. As promptly as practicable following the Closing, Parent shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Company Option under the Company Option Plans a document evidencing the foregoing assumption and conversion of such Company Option.

(b) Within a reasonable period of time after the last Business Day of each month after the date of this Agreement and on or about the date which is five Business Days prior to the expected date on which the Closing will occur, the Company shall provide such information as Parent may reasonably request to determine whether any payments or benefits made or provided, or to be made or provided, will constitute “excess parachute payments” within the meaning of Section 280G of the Code in respect of the Merger.

(c) The Company shall take all actions necessary pursuant to the terms of the Company ESPP in order to shorten each purchase and/or offering period under such plan which extends beyond the Effective Time (the “Current Offerings”) such that a new purchase date for each such Current Offering shall occur prior to the Effective Time and shares shall be purchased by Company ESPP participants prior to the Effective Time. The Company ESPP shall terminate immediately prior to the earlier of (i) the Effective Time, or (ii) the date upon which the Company ESPP terminates by its terms. Subsequent to the date of this Agreement, the Company shall take no action pursuant to the terms of the ESPP to commence any new purchase and/or offering periods other than such periods of one-month duration consistent with past practice.

(d) Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) covering the shares of Parent Common Stock issuable upon exercise of Company Options assumed by Parent as soon as reasonably practicable after the Closing.

(e) At the Effective Time, Parent shall assume all unissued shares of Company Common Stock then reserved for issuance (the “Assumed Shares”) under the Company’s 2003 Long Term Incentive Plan (the “Specified Target Plan”). For the avoidance of doubt, Parent shall not assume, and the Assumed Shares shall not be subject to the terms and conditions of, the Specified Target Plan. The Assumed Shares shall thereafter be reserved for issuance under an acquisition equity incentive plan of Parent (the “Parent Acquisition Equity Incentive Plan”), which Parent will implement in connection with the Merger. The Assumed Shares reserved for issuance shall be subject to the terms and conditions of the Parent Acquisition Equity Incentive Plan.

(f) The Company shall amend the 2003 Long Term Incentive Plan of the Company to provide that any Company Options granted by the Company under such plan after the date of this Agreement shall not have any accelerated vesting upon any event contemplated by this Agreement, whether alone or together with any other event (including upon consummation of the Merger, or in connection with any termination of employment upon or within any specified time period following the Merger).

5.12 Spreadsheet. The Company shall, with the assistance of Parent, prepare and deliver to Parent, at or prior to the Closing, a spreadsheet in a form to be supplied by Parent to the Company, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time, (i) the names of all holders of Company Options and their respective addresses and where available, taxpayer identification numbers, (ii) the number of shares of Company Common Stock subject to Company Options held by such Persons, (iii) the exercise price per share in effect for each Company Option immediately prior to the Effective Time, (iv) the vesting status and schedule with respect to each Company Option held by each holder thereof, (v) the Tax status of each Company Option under Section 422 of the Code, and (vi) the number of shares of Parent Common Stock issuable upon exercise of the Company Options to be assumed by Parent and the per share exercise price thereof.

5.13 Indemnification.

(a) From and after the Effective Time, Parent will assume, and will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the Effective Time (the “Indemnified Parties”) and any indemnification provisions under the Company’s Articles of Incorporation or Bylaws as in effect on the date of this Agreement, in each case, subject to applicable Legal Requirements. From and after the Effective Time, such obligations shall be the joint and several obligations of Parent and the Surviving Corporation. The Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date of this Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by law.

(b) From the Effective Time until the sixth anniversary of the date on which the Merger becomes effective, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers of the Company occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent prior to the date of this Agreement (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, however, that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” insurance policy; and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of $6,800,000 (the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

(c) This Section 5.13 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent, shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party (provided that any amendment, alteration or repeal prior the Effective Time shall be governed by Section 7.4).

5.14 Section 16 Matters. Provided that the Company delivers to Parent the Section 16 Information (as defined below) in a timely fashion, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisition of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Section 16 Information” shall mean information regarding the Company Insiders, the number of shares of Company Common Stock held by each such Company Insider and expected to be exchanged for cash in connection with the Merger, and the number and description of the Company Options held by each such Company Insider and expected to be converted into options to purchase Parent Common Stock, in connection with the Merger. “Company Insiders” shall mean those individuals who are subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to the Company.

5.15 Rights Agreement. The Company Board shall render the Rights (as defined in the Rights Agreement) inapplicable to the Merger and the transactions contemplated by this Agreement. In the event that a “Stock Acquisition Date” (as defined in the Rights Agreement) occurs, the Company shall provide written notice to Parent thereof within one Business Day of the occurrence of such event and shall redeem all of the Rights within one Business Day of receipt of a written request from Parent that the Company effect such redemption. Except as approved in writing by Parent, the Company Board shall not (i) amend the Rights Agreement, (ii) redeem the Rights, or (iii) take any action with respect to, or make any determination under, the Rights Agreement that would interfere with Parent consummating the transaction contemplated by this Agreement.

5.16 Takeover Statutes. The Company and the Company Board shall (i) take all actions possible to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement and the transactions contemplated hereby and (ii) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any transactions contemplated hereby, use all reasonable efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby.

5.17 Certificates. The Company shall (i) prior to the Closing Date deliver FIRPTA documentation, including a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and as required under Treasury Regulation Section 1.897-2(h)(1), in the form reasonably requested by Parent, dated as of the Closing Date and executed by the Company, together with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Effective Time, and a FIRPTA notification letter, in the form reasonably requested by Parent and as required under Treasury Regulation Section 1.897-2(h)(1), dated as of the Closing Date and executed by the Company; and (ii) a certificate dated within three Business Days of the Closing from the Secretary of State of the jurisdiction of organization of the Company and each of the Scheduled Subsidiaries certifying that such entity is in good standing in such jurisdiction.

5.18 Director and Officer Resignations. The Company shall use commercially reasonable efforts to obtain a written letter of resignation from each of the directors of the Company and from each of the directors and officers of each of its Subsidiaries that will be effective as of immediately prior to the Effective Time.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto (it being understood that each such condition is solely for the benefit of the parties hereto and may be waived in writing by their mutual agreement without notice, liability or obligation to any Person):

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(c) Certain Governmental Approvals. All applicable waiting periods under the HSR Act and the Antitrust Laws of the European Commission shall have expired or been terminated.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by the Company (it being understood that each such condition is solely for the benefit of the Company and may be waived in writing by the Company in its sole discretion without notice, liability or obligation to any Person):

(a) Representations and Warranties. (i) The representations and warranties of Parent in Section 3.1 and Section 3.2 shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), and (ii) all other representations and warranties of Parent in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any variation on such terms shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The Company shall have received a certificate to such effect signed on behalf of Parent and Sub by a duly authorized officer of Parent.

(b) Covenants and Agreements. Parent and Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Sub at or prior to the Closing. The Company shall have a received a certificate to such effect signed on behalf of Parent and Sub by a duly authorized officer of Parent.

6.3 Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Parent (it being understood that each such condition is solely for the benefit of Parent and may be waived by Parent in its sole discretion without notice, liability or obligation to any Person):

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company in Section 2.1(a), Section 2.2(a), Section 2.3(a) and Section 2.3(d) of this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), and (ii) all other representations and warranties of the Company in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect or any similar variation on such terms, shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date), except where the circumstances causing the failure of such representations or warranties to be true and correct do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided that this condition shall be deemed to have been met with respect to the representations and warranties made in Section 2.2(a) if the Company’s actual fully-diluted capitalization (including outstanding Company Common Stock, Company Options and any other securities of the Company on an as-converted to Company Common Stock basis) is not greater than the Company’s fully-diluted capitalization as represented and warranted by the Company in Section 2.2(a) by an amount that exceeds one percent (1%) of such fully-diluted capitalization and this condition shall be deemed to have not been met with respect to the representations and warranties made in Section 2.2(a) if the Company’s actual fully-diluted capitalization (including outstanding Company Common Stock, Company Options and any other securities of the Company on an as-converted to Company Common Stock basis) is greater than the Company’s fully-diluted capitalization as represented and warranted by the Company in Section 2.2(a) by an amount that exceeds one percent (1%) of such fully-diluted capitalization provided that, in each case, the 401(k) Plan Shares shall not be included in the foregoing calculations. Parent shall have received a certificate to such effect signed on behalf of the Company by a duly authorized officer of the Company.

(b) Covenants and Agreements. The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(c) No Litigation. (A) No suit, action or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any other Governmental Entity (including a competent antitrust authority) or arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent, restrain or prohibit the consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded, (iii) prohibit, limit or adversely affect in any respect, or place any conditions on, the ownership, control or operation by Parent, the Company, or any of their respective Affiliates of the business or assets of the Company and its Subsidiaries, or Parent and its Subsidiaries, or require any such Person to effect a Divestiture, or (iv) have a Material Adverse Effect on the Company or Parent, (B) no such injunction, judgment, order, decree, ruling or charge shall be in effect nor shall any Legal Requirement have been enacted having any such effect, and (C) no Governmental Entity shall have notified the parties of any intent to challenge, or issue a Statement of Objections, with respect to any of the transactions contemplated by this Agreement,

(d) Additional Governmental Approvals. Parent, Sub and the Company and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals,

waivers and consents, including under any applicable foreign or other Antitrust Laws, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby in each jurisdiction where the failure to obtain any such approval, waiver or consent would, in Parent’s reasonable business judgment, impair the business, operations or standing of Parent, the Company or any of their Subsidiaries or impact the relationship of Parent, the Company or any of their respective Subsidiaries with a Governmental Entity in a manner that could reasonably be expected to impair its business, operations or standing in such jurisdiction.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company nor any change, event or condition that, individually or in the aggregate with any other changes, events and conditions, would reasonably be expected to have a Material Adverse Effect on the Company. Parent shall have received a certificate with respect to the foregoing signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer.

(f) Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of the Company shall have failed to provide the necessary certifications in the form required under Section 302 and Section 906 of the SOXA on any Company SEC Reports.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. At any time prior to the Effective Time, whether before or after the Company Shareholders Approval have been obtained, this Agreement may be terminated and the Merger abandoned:

(a) by mutual written consent duly authorized by the Company Board and the Board of Directors (or a duly authorized committee thereof) of Parent;

(b) by either Parent or the Company, if the Closing shall not have occurred on or before May 30, 2006 or any other date that Parent and the Company may agree upon in writing (the “Initial End Date”); provided, however, that if the Closing shall not have occurred by the Initial End Date, but on such date, all of the conditions to Closing set forth in Article VI (other than conditions that by their nature are only to be satisfied as of the Closing) other than the conditions set forth in Sections 6.1(b), 6.1(c), 6.3(c) and 6.3(d) have been satisfied or waived in writing, then neither party shall be permitted to terminate the Agreement pursuant to this Section 7.1(b) until October 31, 2006 (the “Extended End Date”); provided, further, in any event, a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the Initial End Date or the Extended End Date, as the case may be, is principally caused by the breach by such party of this Agreement;

(c) by either Parent or the Company, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either Parent or the Company, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company shareholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company where the failure to obtain such Company Shareholder Approval is caused by any action or failure to act of the Company that constitutes a breach of this Agreement;

(e) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the condition set forth in Section 6.2(a) or 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable within 30 days by Parent, then the Company may not terminate this Agreement under this Section 7.1(e) for 30 days after delivery of written notice from the Company to Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this paragraph (e) if such breach by Parent is cured during such 30-day period);

(f) by Parent, either (i) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the condition set forth in Section 6.3(a) or 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company, is curable within 30 days by the Company, then Parent may not terminate this Agreement under this Section 7.1(f) for 30 days after delivery of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) if such breach by the Company is cured during such 30-day period) or (ii) if a Material Adverse Effect on the Company shall have occurred;

(g) by Parent (at any time prior to obtaining the Company Shareholder Approval) if a Triggering Event (as defined below) shall have occurred; or

(h) by the Company, prior to obtaining the Company Shareholder Approval, if the Company Board authorizes the Company, following material compliance with all provisions and requirements of Sections 5.2, Section 5.3 and this Section 7.1(h) of this Agreement, to accept (or to enter into a written agreement for a transaction constituting) a Superior Offer; provided that the Company shall have paid all amounts due pursuant to Section 7.3(b) of this Agreement in accordance with the terms specified therein; and provided further that (x) the Company notifies Parent, in writing and at least four Business Days prior to such termination, of its intent to terminate this Agreement to accept (or to enter into a written agreement for a transaction constituting) a Superior Offer, attaching a final and complete version of a definitive agreement providing for such Superior Offer executed on behalf of the Person making such Superior Offer and all exhibits and other attachments thereto (the “Third Party Agreement”), subject only to acceptance by the Company by countersignature of such Third Party Agreement on behalf of the Company and subject to no additional conditions (other than the condition that this Agreement be terminated), and (y) Parent does not make, prior to the expiration of such four Business Day period, a counteroffer that the Company Board concludes in its good faith judgment, after consultation with its financial advisor, is at least as favorable to the shareholders of the Company as such Superior Offer, it being understood that the Company shall not enter into the Third Party Agreement during such four Business Day period.

For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Company Board or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Parent its recommendation to the Company’s shareholders in favor of the Company Shareholder Approval; (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the Company Board to the Company’s shareholders in favor of the Company Shareholder Approval; (iii) the Company Board fails to reaffirm its recommendation to the Company’s shareholders in favor of the Company Shareholder Approval within

10 Business Days after Parent requests in writing that such recommendation be reaffirmed; (iv) the Company Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal; (v) the Company shall have entered into any letter of intent or other Contract accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent, and the Company shall not, pursuant to Rule 14e-2 promulgated under the Securities Act, have made within 10 Business Days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers, directors, shareholders or affiliates; provided, however, that (i) the provisions of Section 5.5(a) (Confidentiality), this Section 7.2 (Effect of Termination), Section 7.3 (Expenses and Termination Fees) and Article VIII (General Provisions) shall remain in full force and effect and survive any termination of this Agreement, and (ii) nothing herein shall relieve any party hereto from liability in connection with any willful breach of any of such party’s representations, warranties, covenants or agreements contained in this Agreement.

7.3 Expenses and Termination Fees.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

(b) Company Payment. In the event that this Agreement is terminated (i) pursuant to Section 7.1(g), (ii) pursuant to Section 7.1(h) or (iii) (A) pursuant to Section 7.1(d), (B) prior to such termination, an Acquisition Proposal with respect to the Company was publicly disclosed and not publicly withdrawn, and (C) within 12 months following the termination of this Agreement, either an Acquisition (as defined in Section 7.3(d)) with respect to the Company is consummated or the Company enters into a Contract providing for an Acquisition, then, in any such case, the Company shall pay to Parent a fee equal to $170,000,000 in immediately available funds promptly but in no event later than: one Business Day after the date of such termination, if terminated pursuant to Section 7.1(g); prior to or concurrently with such termination if terminated pursuant to Section 7.1(h); or the earlier of the date of the Company’s entry into such Contract providing for an Acquisition or the consummation of such Acquisition, if terminated pursuant to clause (iii) above.

(c) The Company acknowledges that (i) the agreement contained in Section 7.3(b) is an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the fee described therein is reasonable and appropriate in all respects, and (iii) without this agreement, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the fee due pursuant to Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amounts set forth in Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount set forth in Section 7.3(b) at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made hereunder. Payment of the fee described in Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(d) For the purposes of this Agreement, an “Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement); (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 40% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereto, (ii) a sale or other disposition by the Company or its Subsidiaries of assets (in a transaction or series of transactions) representing in excess of 40% of the aggregate fair market value of the business of the Company and its Subsidiaries immediately prior to such sale, or (iii) the acquisition by any Person or Group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of Company Common Stock.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Shareholders Approval have been obtained; provided, after the Company Shareholders Approval have been obtained, no amendment shall be made which by law or in accordance with the rules of the NYSE requires further approval by such shareholders without such further shareholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Sub and the Company.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, except that Parent may not extend for the benefit of Sub and vice versa, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The agreement of Parent to any extension or waiver shall be deemed to be the agreement of Sub to such extension or waiver. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company and Parent and Sub contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall expire and be of no further force or effect as of the Effective Time, and only such covenants and agreements of Parent and the Company in this Agreement and the other agreements, certificates and documents contemplated hereby that by their terms survive the Effective Time shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery, if delivered personally or by commercial delivery service, or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile (with confirmation of receipt), to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)	if to Parent, to:

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, CA 95134

Attention: General Counsel

Facsimile No.: (408) 525-4757

Telephone No.: (408) 426-4000

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Attention:	Gordon K. Davidson Douglas N. Cogen Lynda M. Twomey

Facsimile No.: (415) 938-5200

Telephone No.: (415) 988-8500

(ii)	if to the Company, to:

Scientific-Atlanta, Inc.

5030 Sugarloaf Parkway

Lawrenceville, GA 30044

Attention: Chief Executive Officer

Facsimile No.: (770) 236-4779

Telephone No.: (770) 236-5000

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Attention: Charles W. Mulaney, Jr., Esq.

Susan S. Hassan, Esq.

Facsimile No.: (312) 407-0411

Telephone No.: (312) 407-0700

8.3 Interpretation.

(a) When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. When a reference is made to a Schedule, such reference shall be to a Schedule to the Company Disclosure Letter. Where a reference is made to a law, such reference is to such law as amended. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c) In this Agreement, “knowledge” means, with respect to the Company, the knowledge of a fact, circumstance, event or other matter by the senior executive officers of the Company listed on Schedule 8.3(c) hereto and the directors of the Company, after reasonable inquiry and review, including reasonable inquiry of the persons employed by the Company charged with administrative or operational responsibility for such matters for the Company.

(d) The one percent (1%) threshold established by the parties with respect to the Company’s capitalization in Section 6.3(a) hereof shall not, in and of itself, constitute an economic benchmark for determining whether any Effect shall be deemed to be material in relation to the Company and its business or shall be deemed to constitute a Material Adverse Effect on the Company.

8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

8.5 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, and the Company Disclosure Letter, (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder, except as otherwise expressly set forth in Section 5.13.

8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent may assign this Agreement to any direct or indirect wholly owned subsidiary of Parent without the prior consent of the Company; provided, however, that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to such state’s principles of conflicts of law; provided, however, that issues involving the consummation and effects of the Merger shall be governed by Georgia Law. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Federal courts of the United States of America located within the County of New York in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of New York, New York.

8.10 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

8.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized.

CISCO SYSTEMS, INC.

By:
Name:
Title:

COLUMBUS ACQUISITION CORP.

By:
Name:
Title:

SCIENTIFIC-ATLANTA, INC.

By:
Name:
Title:

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]